                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

     Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934

                           For the month of May, 2010

                                  TEFRON LTD.
                (Translation of registrant's name into English)

           IND. CENTER TERADYON, P.O. BOX 1365, MISGAV 20179, ISRAEL
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

Attached hereto and incorporated by reference herein is an unofficial English translation of the Registrant's interim unaudited consolidated financial statements as of March 31, 2010, which have been filed with the Israeli
Securities Authority.

This Form 6-K is hereby incorporated by reference into Tefron Ltd.'s
Registration Statement on Form F-3 (Registration No. 333-128847) and its
Registration Statements on Form S-8 (Registration Nos. 333-139021 and
333-111932).

                                       2

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  TEFRON LTD.
                                  (Registrant)

                                  By: /s/ Eran Rotem
                                  ----------------------
                                  Eran Rotem
                                  Chief Financial Officer

                                  By: /s/ Hanoch Zlotnik
                                  ----------------------
                                  Hanoch Zlotnik
                                  Treasurer

Date: May 31, 2010

                                       3

                                  TEFRON LTD.

                                 INTERIM REPORT

                              AS OF MARCH 31, 2010

                                  MAY 20, 2010

                                  TEFRON LTD.

                                 INTERIM REPORT

                              AS OF MARCH 31, 2010

                                     INDEX:

1. Chapter 1 - Significant Changes and Development of Corporate Business

2. Chapter 2 - Board of Directors' Report on the State of Corporate Affairs

3. Chapter 3 - Interim Financial Statements as of March 31, 2010

4. Financial data from the interim consolidated financial statements relating to the company as of March 31, 2010

                                  TEFRON LTD.

                                   CHAPTER 1

                            SIGNIFICANT CHANGES AND
                            DEVELOPMENT OF CORPORATE
                                    BUSINESS

                SIGNIFICANT CHANGES AND DEVELOPMENT OF CORPORATE
                  BUSINESS IN THE QUARTER ENDED MARCH 30, 2010

Pursuant to Regulation 39A of the SecuREITies Regulations (Periodic and
Immediate Reports), below we will specify the material changes or innovations that occurred regarding the Tafron Ltd. business (hereinafter: "Tafron" or "The
Company") during the course of the first quarter of the 2010 fiscal year and until the date this report is published. The updates below relate to the
Company's periodic report for the 2009 fiscal year that was published on March
29, 2010 (Reference No.: 2010-01-436011) and was updated on April 18, 2010
(Reference No.: 2010-01-453498) (hereinafter: "The Periodic Report"). The phrases below will assume the meaning attributed to them in the period report unless expressly stated to the contrary.

This chapter of the quarterly report was prepared based on the assumption that the reader has the company's business description for the year ending on
December 31, 2009 before him.

1.    PROVIDING A GUARANTEE BY THE PARTNERS IN NORFET LIMITED PARTNERSHIP IN
      FAVOR OF THE BANKS

      On January 6, 2010, the Company's Audit Committee and Board of Directors
      approved the provision of a guarantee by Norfet Limited Partnership, or anyone on its behalf, which on that date held 21.76% of the Company's issued and paid-up share capital, in favor of three banks with whom the
      Company is connected in financing agreements - Bank Leumi Le'Israel B.M.,
      Israel Discount Bank Ltd., and Bank Hapoalim B.M. (hereinafter jointly"
      "the Banks"), and this in consideration for increasing the Company's credit lines with the banks by an additional $1.8 million.

2.    CHANGES IN THE COMPANY'S OFFICERS

      On November 11, 2010 Mr. Michael Bergman ceased serving as VP of
      Technologies & Development.

                                       2

3.    LEASING AGREEMENT WITH REIT 1

      On March 21, 2010, the Company signed an agreement with REIT 1 Ltd.
      (hereinafter: "REIT 1") which is the owner of rights in three industrial buildings in the industrial area of Teradion (hereinafter: "the buildings"), in which the Company's plants headquarters are located.
      According to the agreement, the Company will pay its full debt to REIT 1, vacate the head office building and continue to lease Hitex 1 and 2 buildings until December 31, 2019. The agreement was signed and the full payment of the debts brought about the end of the disputes between the parties. For additional details see clause 4 d. to the Company's interim financial statements as at March 31, 2010.

4.    CHANGES IN THE HOLDINGS OF THE INTERESTED PARTIES

      4.1   On May 30, 2010, Mivtach Shamir Holdings Ltd. became an interested party in the Company. Mivtach Shamir Holdings Ltd. acquired
            149,124 shares of NIS 10 par value each in the framework of the rights offering, which comprise 4.27% of the Company's fully diluted share capital.

      4.2   On March 30, 2010, Ta Top Limited Partnership became an interested party in the Company. Ta Top Limited Partnership acquired 149,124 shares of NIS 10 par value each in the framework of the rights offering, which comprise 4.27% of the Company's fully diluted share capital.

                                       3

      4.3   The following is a table which summarizes the changes in the rates of holdings of the interested parties as a result of the issue of rights correct as of March 28, 2010:

    NAME OF INTERESTED PARTY           BEFORE THE ISSUE OF RIGHTS        AFTER THE ISSUE OF RIGHTS AND THE PRIVATE PLACEMENT
----------------------------------   ------------------------------   ----------------------------------------------------------
                                        QTY OF            IN             QTY OF          IN             QTY OF         IN
                                       SECURITIES    CAPITAL AND       SECURITIES    CAPITAL AND     SECURITIES    CAPITAL AND
                                         HELD           VOTING            HELD          VOTING           HELD         VOTING
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------
                                                                                                           FULLY DILUTED
----------------------------------   -------------   --------------   -------------  -------------   ---------------------------

Norfat Limited Partnership                 461,308            21.76%        461,308          14.53%       461,308          13.20%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

Ta Top                                           -             0.00%        149,124           4.70        149,124           4.27%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

Mivtach Shamir                                   -             0.00%        149,124           4.70        149,124           4.27%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

Yaakov Gelbard                              47,650                                                                          3.19%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

Fimi Opportunities fund Limited
Partnership                                    318             0.01%            318           0.01%           318           0.01%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

Fimi Israel Opportunities fund
Limited Partnership                          1,649             0.08%          1,649           0.05%         1,649           0.05%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

Rimon Investment master fund
L.P                                        101,227             5.41%        173,038           5.45%       173,038           4.95%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

Analyst IMS Management of Trust
Funds Ltd.                                 114,727             5.41%        196,323           6.19%       196,323           4.95%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

Analyst Pension Fund Ltd.                    3,000             0.14%          8,134           0.26%         8,134           0.23%
----------------------------------   -------------   --------------   -------------  -------------   ------------  -------------

                                       4

                                   TEFRON LTD.

                                     PART B

                          BOARD OF DIRECTORS REPORT ON
                      THE STATE OF THE COMPANY'S BUSINESS
                              AS OF MARCH 31, 2010

CHAPTER B - BOARD OF DIRECTORS REPORT ON THE STATE OF THE COMPANY'S BUSINESS

The  Company's  Board  of Directors is pleased to present the Board of Directors report  of  Tefron  Ltd.  and  its  subsidiaries  (hereinafter: "TEFRON" or "THE
COMPANY") for the period of three months ended March 31, 2010 (hereinafter: "THE
PERIOD  OF  REPORT"),  according  to  the  Securities  Regulations (Periodic and
Immediate Reports) - 1970.

The Board of Directors' report is attached to the Company's financial statements relating  to the period of report and prepared on the assumption that the reader has a copy of the Board of Directors report as of December 31, 2009.

1.    GENERAL

      The Company was established in 1977 as a private company in Israel and is one of the leading companies in the world in the development, production, marketing and sale of intimate apparel, active wear, swimwear and beachwear sold throughout the world. The Company's customers are those with leading brands such as: Victoria's Secret, Calvin Klein, GAP,
      Lululemon, Patagonia, Reebok, JC Penney, Wall-Mart as well as other well known retailers and designers labels in the US and Europe.

      In 1997 an initial public offer was made to the public of the Company's shares on the New York Stock Exchange ("NYSE"), and the Company became a public company whose shares were listed for trading on the NYSE. In
      September 2005, the Company listed its shares for trading on the Tel Aviv
      Stock Exchange and this parallel with the trading of its shares on the
      NYSE. On December 22, 2008, the Company's shares were delisted from trading on the NYSE due to a decline in the Company's market value to below 25 million dollars. A short time thereafter, the Company's shares started trading on the OCT. Accordingly, as from March 1, 2009, the Company reports under Chapter F of the Securities Exchange Law, and this concurrently with reporting in accordance with the reporting requirements of the US Securities Exchange Act of 1934 relating to a foreign issuer whose securities are held by the public (a Foreign Private Issuer).

      During the first quarter of 2010, the Company started implementing a turnaround plan with a view to return the Company to profitability. For additional details see clause 6.1 below.

      On March 2, 2010, the Company signed a final agreement with the banks, which includes a financial reorganization of the credit that the banks provide the Company. For additional details regarding the final agreement with the banks and events with the banks prior to this agreement, see Note
      4b to the interim financial statements as of March 31, 2010 and clause 6.4 below.

      On March 25, 2010, the prospectus for an issue of rights of the Company was closed and immediately thereafter the private placement was completed.
      In the framework of the issue, the Company raised 4 million dollars. For additional details regarding the prospectus on the issue of rights and the private issue and the shelf prospectus, see clause 6.2 below.

-----------------
(1)   OTC is an electronic quoting system which presents in real time quotes, prices and trading volumes of securities traded over the counter and not on one of the stock exchanges in the US.

                                     - 2 -

2.    ANALYSIS OF THE COMPANY'S FINANCIAL POSITION

      CURRENT ASSETS

      As of March 31, 2010, the Company's current assets aggregated $40.3 million compared to $39.9 million on December 31, 2009. The main change stems from the increase of $1.6 million in the inventory item mainly due to the Company equipping itself with an inventory of swimwear. The increase in the inventory of swimwear is a result of seasonal operations for these products. On the other hand, the cash balances declined by $1.6 million.

      NON CURRENT ASSETS

      As of March 31, 2010, the Company's non current assets aggregated $56.8 million compared to $59.3 million on December 31, 2009. The decline at a rate of 4.2% in the non current assets stemmed mainly from a quarterly depreciation expense of fixed and other assets of $2.3 million.

      CURRENT LIABILITIES

      As of March 31, 2010, the Company's current liabilities aggregated $25.5 million compared to $26.6 million on December 31, 2009. The decline in a rate of 45.3% stemmed mainly from the credit item that the Company obtains from banks. The agreement signed with the banks on March 2, 2010 included a financial reorganization of the Company's credit line. As part of the reorganization of the financial reorganization, the Company's debts to the banks, and credits which, in the past was classified as current liabilities, became long-term liabilities which are presented as part of the Company's non current liabilities.

      NON CURRENT LIABILITIES

      As of March 31, 2010, the Company's non current liabilities aggregated
      $23.8 million compared to $5.6 million on December 31, 2009. The increase at a rate of 325% stems mainly from the financial reorganization mentioned above, and after setting off a decline of $1.2 million in the balances of deferred taxes, net, due to the increase in tax asset for the losses carry-forwards.

      SHAREHOLDERS' EQUITY

      As of March 31, 2010, the Group's capital aggregated $47.8 million comprising 49.2% of the total balance sheet compared to $47.0 million or
      47.4% of the total balance sheet on December 31, 2009. The increase at a rate of 1.7 % in shareholders' equity stems from the raising of capital of
      4 million dollars in the framework of an issue of rights and the private placement, and after setting off a quarterly loss which aggregated $3.2 million.

                                     - 3 -

3.    RESULTS OF OPERATIONS (DEVELOPMENTS IN THE STATEMENT ON INCOME ITEMS)

      THE FOLLOWING IS THE GROUP'S CONDENSED STATEMENT OF INCOME FOR THE FIRST
      QUARTER OF THE YEARS 2010 AND 2009 IN THOUSANDS OF DOLLARS:

                                                          FOR THE THREE
                                                           MONTHS ENDED
                                                             MARCH 31
                                                    -------------------------
                                                      2010              2009
                                                    -------           -------
                                                       DOLLAR IN THOUSANDS
                                                    -------------------------

Sales                                                25,773            46,985
Cost of sales                                        24,829            41,520
                                                    -------           -------
Gross profit                                            944             5,465
Selling and marketing expenses                        3,645             4,507
General and administrative expenses                     874             1,291
                                                    -------           -------
Operating loss                                       (3,575)             (333)
Financial income (expenses), net                       (538)              494
                                                    -------           -------
Gain (loss) before taxes on income                   (4,113)              161
Tax benefit (taxes on income)                           859               (16)
                                                    -------           -------
Net income (loss)                                    (3,254)              145
                                                    =======           =======

      ANALYSIS OF THE RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2010 COMPARED
      TO THE RESULTS OF THE EQUIVALENT QUARTER IN THE PREVIOUS YEAR

      SALES: The Group's sales in the first quarter of 2010 aggregated $25.8 million, a decline of 45.2% compared to $47.0 million during the equivalent period in the previous year. The decline stems from the decline in sales in all the Company's products lines, as detailed below:

      A decline of $7.0 million in sales of intimate apparel in both segments, mainly due to decline in sales to Victoria's Secret. A decline of $7.8 million in sales of swimwear, mainly due to no new orders from three customers for 2010, in relation to sales of $5.2 million in the first quarter of 2009, to these customers. An additional decline of $6.4 million was in sales of active wear products, mainly due to a decline in sales to
      Nike.

                                     - 4 -

      THE FOLLOWING IS THE DEVELOPMENT OF SALES IN THE FIRST QUARTER OF 2010 AND
      2009 DIVIDED INTO ACCOUNTING SEGMENTS AND PRODUCT LINES:

                                                   SALES
                       ---------------------------------------------------------
                                   FOR THE THREE MONTHS ENDED MARCH 31
                       ---------------------------------------------------------
                                    2010                          2009
                       ------------------------------   ------------------------
                             DOLLAR IN THOUSANDS          DOLLAR IN THOUSANDS
                       ------------------------------   ------------------------
                       CUT & SEW  SEAMLESS    TOTAL    CUT & SEW SEAMLESS  TOTAL
                       ---------   ------   ---------   -------   ------  ------

Intimate apparel           3,411    9,603      13,014     4,836   15,181  20,017
Active wear                  508    1,821       2,329     2,273    6,470   8,743
Swim and beachwear
                          10,430       --      10,430    18,225       --  18,225
TOTAL                     14,349   11,424      25,773    25,334   21,651  46,985

      COST OF SALES - in the first quarter of 2010, cost of sales aggregated
      24.8 million dollars (96.3% of sales) compared to $41.5 million (88.4% of sales) in the first quarter of 2009.

      The decline in the cost of sales in the first quarter of 2010 stemmed from the decline in the level of production as a result of the decline in sales. The increase in the rate of the cost of sales to total sales stem from the significant decline in sales, which was not accompanied by an equivalent decline in the Group's fixed costs.

      GROSS PROFIT - in the first quarter of 2010, gross profit aggregated 0.9 million dollars (3.7% of sales) compared to $5.5 million (11.6% of sales)
      in the first quarter of 2009. The reasons for the sharp decline in profitability are the sharp decline in the Company's sales turnover, a decline which was not accompanied by an equivalent decline in fixed costs.
      The Company is engaged in a labor and manufacturing intensive field and accordingly the structure of expenses includes considerable fixed costs such as rent on the buildings, insurance, salaries of indirect employees, etc.

      SELLING AND MARKETING EXPENSES - in the first quarter of 2010, selling and marketing expenses aggregated 3.6 million dollars (14.1% of sales)
      compared to $4.5 million (9.6% of sales) in the first quarter of 2009. The decline in the rate of 19.1% stems from the decline in selling expenses and as a result of the efficiency program that the Company implemented.
      The main effect of the program on selling and marketing expenses is mainly a reduction in salaries due to a reduction in the number of employees in the Company and a reduction in salaries. The increase in the rate of selling expense in the total sales stems mainly from fixed costs such as salaries, maintenance of sales offices, commissions to agents, which during the efficiency steps that the Company is taking in order to reduce these costs, have not yet caught up with the rate of decline in sales.

      GENERAL AND ADMINISTRATIVE EXPENSES - during the first quarter of 2010, general and administrative expenses aggregated $0.9 million (3.4% of sales) compared to $1.3 million (2.7% of sales) in the first quarter of
      2009. The decline in the rate of 32.3% in general and administrative expenses stems mainly from the decline in salary expenses according to the efficiency plan and from a decline in the amount of provisions for doubtful debts.

                                     - 5 -

      OPERATING LOSS - in the first quarter of 2010, the operating loss aggregated $3.6 million compared to an operating loss of $0.3 million in the equivalent period quarter of 2009. The reasons for the increase in the operating loss are described in the items of costs and gross profit mentioned above.

      FINANCIAL INCOME (EXPENSES) - during the first quarter of 2010, net financial income aggregated $0.5 million compared to net financial income of $0.5 million in the first quarter of 2009. The transition from financial income to financial expenses stem mainly from the significant devaluation of the dollar compared to the shekel. In the first quarter of
      2010 the average rate of exchange was NIS 3.73 per dollar and the Company recorded financial expense for rate of exchange differences of 300 thousand dollars, compared to the first quarter of 2009 where the average rate of exchange was NIS 4.06 per dollar and the Company recorded financial income for rate of exchange differences of $1.3 million.

      TAXES ON INCOME - in the first quarter of 2010, the Company recorded a tax benefit of $859 thousand compared to tax expenses of $16 thousand in the first quarter of 2009. The transition from tax expenses to tax benefits stems mainly from the increase in carry forwards losses and the creation of a deferred tax for them. The Company has business losses for tax purposes carry forwards which on March 31, 2010 aggregated $40.0 million which can be utilized for an unlimited future periods. For these balances and for other temporary differences which can be deducted for benefits to employees and a provisions for doubtful debts deferred taxes of $9,679 thousand were recorded (due to the expectation of utilizing them as a result of the existence of reserve for deferred taxes of $10,414, mainly for fixed assets and for the expectation of realizing them in the consolidated company against taxable income). According to the provisions of Standard IAS 12 "Taxes on income", balances of deferred taxes of every legal entity are presented net in the framework of noncurrent assets and noncurrent liabilities.

      THE LOSS - During the first quarter of 2010 aggregated $3.3 million compared to a net income of $145 thousand in the first quarter of 2009.
      The fully diluted basic loss per share is 1.5 dollars in the first quarter of 2010, compared to basic fully diluted earnings per share of 0.1 dollars in the first quarter of 2009.

4.    LIQUIDITY

      CASH FLOWS USED FROM OPERATING ACTIVITIES in the first quarter of 2010 aggregated $2.5 million compared to cash flows used for operating activities of $0.6 million in the first quarter of 2009. The main use of the cash flows from operating activities during the quarter was to finance the Company's loss.

      CASH FLOWS USED FOR INVESTING ACTIVITIES in the first quarter of 2010 aggregated $19 thousand compared to cash flows used for investing activities of $240 thousand in the first quarter of 2009. The cash investments in fixed assets and other assets, net, aggregated in the first quarter of 2010 to $23 thousand compared to $258 thousand in the first quarter of 2009.

                                     - 6 -

      CASH FLOWS GENERATED FROM FINANCING ACTIVITIES in the first quarter of
      2010 aggregated $0.9 million compared to cash flows used for financing activities of $0.5 million in the first quarter of 2009. The increase in cash flows for financing activities stem mainly from the proceeds from the issue of rights, net of $3.8 million and was partly offset by decline in the Company' short-term credit lines.

      Cash balances as of March 31, 2010 aggregated at $0.3 million compared to
      $1.9 million on December 31, 2009. In addition, the Company has non utilized credit lines in the banks of $5 million, as detailed in clause 5 above.

5.    SOURCES OF FINANCING

      In the first quarter of 2010, the Company financed its operations through shareholders' equity, suppliers' credit, and bank credit.

      The bank credit is divided as follows: short-term credit balances from the banks on March 31, 2010 aggregated $3.0 million compared to $14.2 million on December 31, 2009. This main bank credit is dollars and bears average interest of Libor +1.75%.

      The balances of long-term loans on March 31, 2010 aggregated $19.87 million. Interest on these loans is between Libor + 2.15% and Libor
      +2.85%.

      On March 31, 2010, the Company's credit line from the banks stood at $30.7 million. Out of all the credit lines correct as of March 31, 2010, about
      $25 million were utilized through loans and documentary credits and guarantees.

      At the end of March 2010 the Company raised $4 million in the framework of an issue of rights described in clause 6.3 below.

6.    SIGNIFICANT DATA IN THE FRAMEWORK OF THE DESCRIPTION OF THE CORPORATION'S
      BUSINESS

      6.1   TURNAROUND PLAN

            During the first quarter of 2010 the Company started implementing a turnaround plan with a view to return it to profitability, with all the Company's management devoting itself and establishing
            professional teams in key fields detailed below, setting detailed operative and commercial targets and current follow-up of the progress in all fields of operations. The Company's program mainly includes the following subjects:

            1.    A significant improvement in the level of meeting supply times of customers' orders, by cross company handling the processes with planning, management focusing on the customer's targets, handling the main basic problems in the quality of products and operative bottlenecks.

            2.    A continued handling and reduction in the level of production waste, which includes quality waste and logistic waste. This handling includes an analysis for identifying the basic
                  problems in the fields of knitting, fixation, dyeing and
                  sewing, an improvement in quality control in the early stages of production, measurement and managing waste on the
                  production floor level, and in the various work stations and improving optimization of planning quantities to reduce
                  logistic waste.

                                     - 7 -

            3.    Efficiency steps on the Company's production floor by
                  improving levels of efficiency and output mainly in the stages of knitting and sewing. The efficiency measures include
                  measuring employee incentives on the production lines
                  according to the relevant indices and targets, changes in work processes, training employees and increasing control over the production process.

            4.    Reducing purchasing costs , mainly in the field of purchasing raw materials and auxiliary materials, through locating
                  additional alternative suppliers mainly from south eastern
                  Asia countries to increase competition between the suppliers, through the development of products with cheaper alternative raw materials. In addition, the Company would examine the
                  fields of transport, conveying and forwarding which are a
                  significant component in the Company's operations.

            5.    Saving and efficiency measures in general and administrative expenses. In the framework of this clause, the Company signed agreements with the landlord where the plant operates inter alia, as mentioned in clause 6.5 below. The agreement with a landlord and vacating a building will lead to a saving of over
                  NIS 4 million a year. Concurrently, the Company is examining all the expense items in order to reduce them as far as
                  possible.

            6.    Carrying out an examination and an improvement in the costing process and the mix of products and customers in order to
                  prevent an erosion in selling prices, and stopping production of products and small customers with a low profitability and contribution.

            7.    Recruiting key personnel in the textile and clothing field to expand the Company's know-how basis. As part of this clause
                  Mr. Amit Meridor was recruited as the Company's CEO. Amit
                  brings with him decades of management experience, of which 15 years in the Nilit Textile Factory, the manufacturer of high quality yarns.

            8.    Reorganization of the Company's debt structure with the banks.
                  As mentioned in clause 6.4 below, the Company signed an
                  agreement which reorganizes the structure of the Company's debts to the banks, and improves the flow of the Company's expenses from financing activities.

      6.2   APPOINTMENT OF A NEW CEO

            On January 17, 2010, the Company's Board of Directors approved the
            Company's engagement in an employment contract with the incoming
            Company's CEO, Mr. Amit Meridor, as from January 21, 2010.

                                     - 8 -

      6.3   RIGHTS OFFERING PROSPECTUS, SHELF PROSPECTUS, AND A PRIVATE
            PLACEMENT:

            On February 26, 2010, the company published a rights offering prospectus with the United States Securities and Exchange
            Commission, and a rights offering prospectus with the Israel
            Securities Authority and the Tel Aviv Stock Exchange. The prospectus included a rights offering of up to 1,578,975 ordinary shares, at a par value of NIS 10 each of the company, at a price of $3.8 per share. The share rights offer to shareholders of the company was at a ratio of 1 unit for each 1.406 shares.

            After Norfet announced to the Company that it will not be able to participate in the issue of rights due to regulatory constraints, the Company chose to raise funds through a combined process of an issue of rights and a supplementary private placement to Norfet, and/or on anyone on its behalf (hereinafter: "Norfet"), where Norfet undertook to invest in the Company against the private placement of shares, an amount which will supplement the total amount of raising by the Company in the framework of the issue of rights and a private placement to Norfet to 4 (four) million dollars.

            As part of the rights offering, the company raised $2,867 thousand from its shareholders, against an issue of 754,384 ordinary shares of the company. Under the private placement, the company raised an additional $1,133 thousand, and in total, raised $4 million (gross).

            In addition the Company published a shelf prospectus of:

            (a) up to 3 million ordinary shares, of NIS 10 par value each of the company.

            (b) up to 10 series of convertible bonds, with each bond series at a par value of up to NIS 500 million available for repayment in one payment or a number of equal payments.

            (c) up to 10 series of options, with each option series including not more than 3 million options available for conversion in a manner that each option will be available for conversion into 1 ordinary share, NIS 10 par value each of the company, against a payment in cash of the exercise price linked to an indexation basis.

            (d) up to 10 series of options, with each option series including not more than 200 million options available for conversion in a manner that each option will be available for conversion into NIS
            100 par value bonds of series A. through T of the company, against a payment in cash of the exercise price linked to an indexation basis.

            (e) up to 10 series of commercial papers (series 1 through 10), with each series of commercial paper at a par value of up to NIS 500 million available for repayment in one or more payments.

                                     - 9 -

      6.4   THE FINAL AGREEMENT WITH THE COMPANY'S FINANCING BANKS RELATING TO
            THE COMPANY'S CREDIT LINES

            On March 2, 2010, the Company signed a final agreement with the banks (hereinafter: "the final agreement") which includes a financial reorganization of the credit that the banks provide the
            Company. For additional details regarding the final agreement, see
            Note 4b to the interim financial statements as at March 31, 2010.

            Under the final agreement, the company received credit lines of up to $30.75 million. The restructuring of debt vis-a-vis the banks includes a split of the debt into short-term debt, and loans of $5 million for a period of 6 years, and loans of $15 million for a period of 10 years. Said loans totaling $20 million are repayable one after the other, from the third year after providing the loans, and up to the ninth year, with an annual principal repayment of
            $1.25 million. The $11.25 million balance of principal will be repayable at the end of the 10th year from the date of providing the loans. Said restructuring grants the company a grace period of three years without any principal repayments, and another seven years when only $1.25 million will be repaid vis-a-vis annual principal repayments of $4 million during 2008 and 2009. Said loans repayment also reduces the company's negative cash flows from financing activities vis-a-vis previous years.

            Prior to signing the final agreement on December 2, 2009 the
            Chairman of the Company's Board of Directors and its VP Finance
            received verbal notices from the three banks with whom the Company is engaged in financing agreements, according to which each of the banks decided to stop the utilization of the Company's credit line.

            To the best of the Company's knowledge, the banks decision regarding stopping utilization of the Company's credit lines is a result of the banks evaluations that the Company will continue to present losses in the coming periods. The banks decision was received suddenly, despite the fact that for the purpose of the Company's financial statements as at December 31, 2008 and March 31, 2009 and
            June 30, 2009 the banks gave the Company a letter of waiver on their right for immediate repayment of the credit provided to the Company, despite the Company's losses and the Company not meeting one of the financial covenants (relating to EBITDA) set forth in the financing agreements between the Company and the banks.

                                     - 10 -

      It should be mentioned that in the interim financial statements as of
      March 31, 2010 the auditors draw attention to Note 1b to the interim financial statements regarding the Company's business and its losses(2)
      that noted in Note 4b in the financial statements regarding the agreement with the financing banks as described above. The auditors also state, in the framework of their drawing attention, that the ability of the Company to meet its financial obligations is subject to meeting the new financial covenants during 2010 as detailed in Note 4b. Nevertheless, should the
      Company not meet its financial covenants and the banks request to make the bank credit immediately payable, then there is likely to be considerable difficulties in raising the financing from other sources and there are doubts regarding the continuing existence of the Company as a "going concern". In the interim financial statements no adjustments regarding the values of the Company's assets and liabilities and their classification were included although it is possible that they will be required should the Company not be able to continue operating as a "going concern".

      6.5   LEASE AGREEMENT WITH REIT 1:

            On March 21, 2010 the company signed an agreement with REIT 1 Ltd.
            ("REIT 1"), which holds the rights to three industrial buildings in the Teradion industrial area ("buildings") on which the company's plant and headquarters are located. According to the aforesaid in the agreement the Company paid the full debt to REIT 1, vacated the headquarters building and will continue to lease the Hi-tex 1 and 2 buildings until December 31, 2019. The agreement was which was signed and the repayment of all the debts resulted in the end of the dispute which existed between the parties. For additional details see clause 4d to the Company's interim financial statements as at
            March 31, 2010.

--------------

(2)   THE FOLLOWING IS THE WORDING OF THE SUB CLAUSE B TO NOTE 1 OF THE
      COMPANY'S FINANCIAL STATEMENTS AS AT MARCH 31, 2010:

      a.    The Company had losses of $3,254 thousand for the period of three months ended March 31, 2010. Morever, during the three months period ended March 31, 2010 the Group had negative cash flows from operating activities of $2,496 thousand.

            Due to the global economic crisis, the decline in demand and the continued accumulation of considerable losses, the Company requires additional sources of financing. During March 2010 the Company raised, through a rights offering to its shareholders and a private placement, as mentioned in Note 4c, a gross amount of 4 million dollars. In addition, the Company on March 2, 2010 signed an agreement with the banks regarding the reorganization of the credit lines and new undertakings to the banks, as detailed in Note 4b. In addition, the Company is examining the possibility of off bank financing, such as the start of working with factoring companies which enable advances of payments from customers. There is no certainty that the Company will be successful regarding coming to an agreement and starting work with these factoring companies.

            Should the Company not meet its financial covenants and should the banks request to make the bank credit immediately payable, then there is likely to be a real difficulty in raising finances from other sources and there are doubts regarding the continued existence of the Company as a "going concern".

                                     - 11 -

7.    EXPOSURE TO MARKET RISKS AND THE METHODS OF THEIR MANAGEMENT

      7.1   THE PERSON RESPONSIBLE FOR MANAGING MARKET RISKS IN THE CORPORATION

            The management of market risk in the Company is carried out according to a risks management policy which was determined by the
            Company's Board of Directors. The person responsible for managing the Company's market risk, correct as of the date of this report, is
            Mr. Eran Rotem, the Company's CFO.

      7.2   DESCRIPTION OF THE MARKET RISKS TO WHICH THE COMPANY IS EXPOSED

            The Company is exposed in its operations to a number of market risks, including: fluctuations in the rates of exchange, changes in the prices of raw materials and increases in transport (mainly due to the exposure to price increases of transport costs), changes in the rates of dollar interest, slowdown in the global markets and the level of economic stability of its business partners, customers and suppliers. The effects of the financial crisis from which global markets are presently suffering, see clause 8 of this chapter.

      7.3   RISKS OF CHANGES IN THE RATES OF EXCHANGE

            The fluctuations in the rate of exchange of the shekel against the euro and against the dollar, affect the Company on two levels:

            a.    The effects on salary expenses and the cost of purchasing raw materials - a considerable part of the salary and purchasing raw materials costs, is in shekels. The average rate of
                  exchange of the dollar against the shekel in the first quarter of 2010 declined by about 8.1% compared to equivalent period in the previous year. In the first quarter of 2009 the Company recorded salary expenses and raw material purchase expenses denominated in NIS of $10 million. As a result of the
                  depreciation of the average rate of exchange of the dollar against the shekel, this increased expenses in the first
                  quarter of 2009 by $800 thousand compared to equivalent period in the previous year.

            b.    The effect on the Company's sales - in the first quarter of
                  2010 8.2% of the Company's sales were denominated in euros. In the first quarter of 2009 the average rate of exchange of the euro against the dollar appreciated by 6.1% compared to
                  equivalent period in the previous year, and therefore the
                  Company's sales in dollar terms increased by $130 thousand.
                  During the second quarter of 2010, there was a weakening in the rate of exchange of the euro against the dollar, inter alia, because of the economic crisis which affected the euro block.

                  A further weakening of the rate of the euro against the
                  dollar will cause a decline in the Company's sales in Europe in dollar terms.

            The exposure to rates of exchange of the shekel and the euro against the dollar include an exposure to the surplus of receipts over payments in foreign currency or linked to it, an exposure to the surplus of assets linked to the dollar over the liabilities. In past the Company used to examine the feasibility of purchasing hedging for these exposures in accordance with its hedging policy. According to the agreement with the banks described in clause 6.4 above, and the agreement of understanding with the banks of January 6 2010, the
            Company closed all its open positions for forward transactions. But the Company may use its existing credit lines in order to carry out forward transactions. Correct as of the date of this report, the start of opening of positions by the Company is subject to receiving the approval of the banks.

                                     - 12 -

      7.4   INTEREST RISKS

            The Group is exposed to risks for changes in interest in the market of long-term and short-term loans received and which bear variable interest (linked to Libor interest and to prime interest rates). The balance of the Company's long-term loans as of March 31, 2010 was
            $19.8 million. The balance of the Company's short-term credit lines aggregated $3 million as of March 31, 2010.

            The dollar Libor interest for three months declined significantly from a level of 1.8% at the end of 2008 to 0.27% as at March 31,
            2010 and on the date of publication of this report, if this trend continues, it will cause a decline in the Company's financing expenses.

      7.5   CREDIT RISKS

            The Company does not have any significant concentrations of credit risks. A credit risks is likely to occur due to an engagement in a number of financial instruments with one body or as a result of an engagement with a number of groups of receivables with similar economic characteristics, whose ability to meet their obligations is expected to be similarly effected by changes in economic or other conditions . The Group's revenues are mainly from customers in the
            US and Europe. In the first quarter of 2010, 52% of the Company's sales were to it's four largest customers. A change for the worse in the credit days of each of these customers is likely to
            significantly detrimentally affect the Company's level of liquidity.
            The Company is currently following the debts of the customers and taking steps to expand the customer base, in order to reduce its credit risks, as far as possible.

      7.6   THE CORPORATION'S POLICY IN MANAGING CREDIT RISKS

            The management of credit risk is carried out by the Company according to a policy approved by the Board of Directors. The Board of Directors sets forth principles for managing risks, as well as specific policies for certain exposures to risks, as described below.

            Regarding financial assets and financial liabilities in currencies which are not the Company's functional currency, the Company's policy is to reduce the exposure by using various hedging
            instruments, as detailed below.

            Regarding sales, the expenses and costs of materials which are not in the Company's functional currency, the Company's policy is to carry out hedging on the rates of exchange through various hedging instruments, as detailed below. The forum handling the subject includes the Company's CFO and Treasurer, who periodically examine together with financial consultants, the level of existing hedging transactions of the Company for exposures to the rates of exchange and determine whether there is a need to change the level of existing hedging transaction at that time. The hedging is carried out through various financial instruments, mainly forward
            transactions. For additional details regarding forward transactions see clause 7.3 above.

                                     - 13 -

            Regarding the credit risk, most of the Company's sales are carried out to customers in North America (in 2009 about 76.4% of total sales were sales to customers in North America), and the Company is taking steps to reduce the exposure caused to it from spreading the limited sales in the framework of the efficiency program that the
            Company has started to implement during February 2009. In addition, in the framework of the efficiency plan and as part of the Company's efforts to reduce its exposure due to the limited sales spread, it expanded its marketing operations in Europe and opened stores in
            Israel.

            The following are data relating to the distribution of the Company's sales according to geographic targets.

                                                    FOR THE THREE MONTHS
                                                       ENDED MARCH 31,
                                                   ----------------------
                                                    2010           2009
                                                   -------        -------
                                                    DOLLAR IN THOUSANDS
                                                   ----------------------

             North America                          19,701         40,185
             Europe                                  4,452          5,168
             Israel                                  1,602          1,587
             Other                                      18             45
                                                   -------        -------
                                                    25,773         46,985
                                                   =======        =======

            The Company does not have a policy for managing interest risks.

      7.7   MEANS OF SUPERVISING AND IMPLEMENTING THE POLICY

            Correct as of the date of the report, Mr. Eran Rotem, the Company's
            CFO, is responsible for carrying out the policy that the Company's
            Board of Directors has outlined. In the framework of meetings of the
            Board of Directors and its committees, from time to time discussions take place on the subject on matters of market risk or
            alternatively, should an exceptional event occur, discussions are held in connection with the balance sheet and cash flow exposures.
            The Board of Directors considers from time to time, the need for taking financial or strategic steps in order to reduce the exposure risks.

                                     - 14 -

      7.8   BASIC LINKAGE REPORT

            The following are the terms of linkage of the financial balances from the Company's balance sheet, as at March 31, 2010 and December
            31, 2009:

                                                                                   MARCH 31, 2010
                                                      ---------------------------------------------------------------
                                                                                             IN        NON
                                                          IN            IN          IN      OTHER    MONETARY
                                                        DOLLARS         NIS        EUROS  CURRENCIES BALANCES  TOTAL
                                                       --------      --------      -----    -----    ------    ------
                                                                                DOLLAR IN THOUSANDS
                                                       --------------------------------------------------------------

ASSETS
Cash and cash equivalents                                   326            --         --       --        --       326
Short-term investments                                      737            --         --       --        --       737
Trade receivables                                         9,434         2,828      1,769      943        --    14,974
Other receivables                                           795         2,164         12       --        --     2,971
Inventory                                                    --            --         --       --    21,348    21,348
Deferred taxes                                               --            --         --       --     1,220     1,220
Fixed assets and other assets                                --            --         --       --    55,563    55,563
                                                       --------      --------      -----    -----    ------    ------
Total assets                                             11,292         4,992      1,781      943    78,131    97,139
                                                       --------      --------      -----    -----    ------    ------
LIABILITIES
Credit from banks                                         3,370          (234)      (203)      38        --     2,971
Trade payables                                            6,072        11,005      1,048       90        --    18,215
Other payables                                              986         3,360         --       --        --     4,346
Long-term bank loans                                     19,790            --         --       --        --    19,790
Liabilities for benefits to employees, net                   --           648         --       --        --       648
Institutions for long-term credits                           --         1,454         --       --        --     1,454
Deferred taxes, net                                          --            --         --       --     1,906     1,906
                                                       --------      --------      -----    -----    ------    ------
Total liabilities                                        30,218        16,233        845      128     1,906    49,330
                                                       ========      ========      =====    =====    ======    ======
Surplus of assets over liabilities                      (18,926)      (11,241)       936      815    76,225    47,809
                                                       ========      ========      =====    =====    ======    ======

                                     - 15 -

                                                                                DECEMBER 31, 2009
                                                      ---------------------------------------------------------------
                                                                                             IN        NON
                                                          IN             IN         IN      OTHER    MONETARY
                                                        DOLLARS         NIS        EUROS  CURRENCIES BALANCES   TOTAL
                                                       --------      --------      -----    -----     ------   ------
                                                                                DOLLAR IN THOUSANDS
                                                       --------------------------------------------------------------

ASSETS
Cash and cash equivalents                                 1,465           270         34      135         --     1,904
Short-term investments                                      737            --         --       --         --       737
Trade receivables                                        11,577         2,026        632      362         --    14,597
Other receivables                                            53         2,827         12       --         --     2,892
Inventory                                                    --            --         --       --     19,778    19,778
Deferred taxes                                               --            --         --       --      1,409     1,409
Fixed assets and other assets                                --            --         --       --     57,880    57,880
                                                       --------      --------      -----    -----     ------    ------
Total assets                                             13,832         5,123        678      497     79,067    99,197
                                                       --------      --------      -----    -----     ------    ------
LIABILITIES
Credit from banks                                        25,548           299         --       --         --    25,847
Trade payables                                            1,085        12,931        951       75         --    15,042
Other payables                                            2,105         3,561         --       --         --     5,666
Liabilities for benefits to employees, net                   --           729         --       --         --       729
Institutions for long-term credits                           --         1,838         --       --         --     1,838
Deferred taxes, net                                          --            --         --       --      3,080     3,080
                                                       --------      --------      -----    -----     ------    ------
                                                         28,738        19,358        951       75      3,080    52,202
                                                       ========      ========      =====    =====     ======    ======
Surplus of assets over liabilities                      (14,906)      (14,235)      (273)     422     75,987    46,995
                                                       ========      ========      =====    =====     ======    ======

                                     - 16 -

      7.9   SENSITIVITY ANALYSES

            The reporting is mainly quantitative and in addition to it there is qualitative reporting when necessary. The reporting includes sensitivity analyses to fair value of the recognized components. In the framework of the sensitivity analyses, the effect of the change in the market prices over the fair value of the said components is examined. In the framework of the sensitivity analyses, tests are carried out - as a result of changes above and below certain rates in market prices. The items which are exposed to various risks
            (e.g.: rate of exchange (interest) was presented a number of times in order to examine the sensitivity to every risk separately.

            All sensitivity analyses were done in relations to the fair value of the financial instruments as of March 31, 2010 and December 31,
            2009. The sensitivity analysis was prepared for financial
            instruments whose sensitivity to changes in the different factors is significant.

            THE FOLLOWING ARE THE SENSITIVITY ANALYSES AS OF MARCH 31, 2010:

            SENSITIVITY TO CHANGES IN THE RATES OF EXCHANGE OF THE DOLLAR/SHEKEL

                                      PROFIT (LOSS) FROM CHANGES IN                  PROFIT (LOSS) FROM CHANGES IN
                                               FAIR VALUE              FAIR VALUE             FAIR VALUE
     -------------------------------- ------------------------------ --------------- ------------------------------
                                           5%              1%                             -1%            -5%
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Expected rate of exchange         $1=NIS 3.90    $1=NIS 3.75     $1=NIS 3.71     $1=NIS 3.68    $1=NIS 3.53
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
                                                                     $ THOUSANDS
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Trade receivables                     (141)           (28)          2,828              28            141
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Other receivables                     (108)           (22)          2,164              22            108
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Short-term bank credit                 (12)            (2)            234               2             12
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Trade payables                         550            110         (11,005)           (110)          (550)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Other payables                         168             34          (3,360)            (34)          (168)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Liabilities for benefits to
     employees, net                          32              6            (648)             (6)           (32)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Institutions for long-term
     credit                                  73             15          (1,454)            (15)           (73)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     TOTAL                                  562            112         (11,241)           (112)          (562)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------

            SENSITIVITY TO CHANGES IN THE RATE OF THREE MONTH LIBOR DOLLAR INTEREST

            The following  calculations relates to the cash flow exposure and not to the change in fair value for long-term loans of $19,790 thousand.

                                     PROFIT (LOSS) FROM CHANGES IN                   PROFIT (LOSS) FROM CHANGES IN
                                               FAIR VALUE             FAIR VALUE               FAIR VALUE
     -------------------------------- ------------------------------ --------------- ------------------------------
                                           1%             0.5%                           -0.5%           -1%
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Expected rate of interest            4.05%          3.55%           3.05%          2.550%          2.05%
     -------------------------------- ------------------------------ --------------- ------------------------------
                                            DOLLARS THOUSANDS                              DOLLARS THOUSANDS
     -------------------------------- ------------------------------ --------------- ------------------------------
     Long-term loans                     (1,957)        (1,220)                          1,220          1,957
     -------------------------------- -------------- --------------- --------------- -------------- ---------------

                                     - 17 -

            THE FOLLOWING ARE THE SENSITIVITY ANALYSES AS OF DECEMBER 31, 2009:

            SENSITIVITY TO CHANGES IN THE RATE OF EXCHANGE OF THE DOLLAR/SHEKEL

                                      PROFIT (LOSS) FROM CHANGES IN                  PROFIT (LOSS) FROM CHANGES IN
                                               FAIR VALUE              FAIR VALUE             FAIR VALUE
     -------------------------------- ------------------------------ --------------- ------------------------------
                                           5%              1%                             -1%            -5%
     -------------------------------- -------------- --------------- --------------- -------------- ---------------

     Expected rate of exchange        $1=NIS 3.96    $1=NIS 3.81     $1=NIS 3.78     $1=NIS 3.74    $1=NIS 3.58
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
                                                                     $ THOUSANDS
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Cash and cash equivalents              (14)            (3)            270               3             14
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Trade receivables                     (101)           (20)          2,026              20            101
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Other receivables                     (141)           (28)          2,827              28            141
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Short-term bank credit                  15              3            (299)             (3)           (15)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Trade payables                         647            129         (12,931)           (129)          (647)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Other payables                         178             36          (3,561)            (36)          (178)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Liabilities for benefits to
     employees, net                          36              7            (729)             (7)           (36)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Institutions for long-term
     credit                                  92             18          (1,838)            (18)           (92)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     TOTAL                                  712            142         (14,235)           (142)          (712)
     -------------------------------- -------------- --------------- --------------- -------------- ---------------

            SENSITIVITY TO CHANGES IN THE RATE OF THREE MONTH LIBOR DOLLAR INTEREST

            The following  calculations relates to the cash flow exposure and not to the change in fair value for long-term loans of $11,601 thousand.

                                       PROFIT (LOSS) FROM CHANGES IN                  PROFIT (LOSS) FROM CHANGES IN
                                               FAIR VALUE              FAIR VALUE              FAIR VALUE
     -------------------------------- ------------------------------ --------------- ------------------------------
                                           1%             0.5%                           -0.5%           -1%
     -------------------------------- -------------- --------------- --------------- -------------- ---------------
     Expected rate of interest            2.25%          1.75%           1.25%           0.75%          0.25%
     -------------------------------- ------------------------------ --------------- ------------------------------
                                            DOLLARS THOUSANDS                              DOLLARS THOUSANDS
     -------------------------------- ------------------------------ --------------- ------------------------------
     Long-term loans                        (43)           (33)                             33             43
     -------------------------------- -------------- --------------- --------------- -------------- ---------------

            SENSITIVITY TO CHANGES IN SHEKE PRIME RATES

            Occasionally, the Company takes loan with interest linked to the short-term prime rate. Correct as of March 31, 2010, the Company has an overdraft balance linked to prime interest of NIS 6,200 thousand; in addition, on March 31, 2010 the Company did not have the short term loan linked to the prime interest rate. As the Company sometimes takes loans linked to the short-term prime interest rate for small amounts and has the ability to change the mix of overdraft and short-term loans between the prime-linked tracks and the foreign currency linked tracks with Libor interest rate, the Company does not identity any significant risks likely to result as a result of fluctuations in the prime interest rate.

                                     - 18 -

8.    THE CRISIS IN FINANCIAL MARKETS

      The global economic crisis and the real slowdown in economic activities, which developed in 2008, results, inter alia, in severe harm to global financial markets to very considerable declines and fluctuations in stock exchanges around the world and in Israel, to a worsening of the credit crisis, to declines in the value of assets held by the Company and to a significant slowdown and uncertainties in economic activities. As a result, various economies in the world, including the US and many countries in Europe, suffered a recession and indications of a recession were also identified in Israel.

      As from the second half of 2009, there was a certain recovery in most of the financial and real markets, a recovery which continued also in the first quarter of 2010. But nevertheless the signs of a financial crisis and its consequences are still expressed mainly the euro block, which is still characterized by a lack of economic stability. Signs of the crisis and its consequences caused, inter alia, considerable fluctuations in financial markets, including in the prices of securities and other currencies, and a continued shortage of credit among certain firms, and considerable uncertainty in economic operations.

      In the Israel economy and in the Israel capital market, over the said period, similar signs were shown to those which appeared in the global markets, although it seems that the recovery signs in the Israeli economy are more definite. As from the second quarter of 2009, the recovery trend which was shown in most branches in the Israeli economy even increased.

      The economic situation in the markets and the recession in these markets are likely to have an effect on consumers' consumption habits in the
      Company's field of operations and the level of consumption. The Company operates to balance the distribution of the economic burden and the commercial risk between it and between its suppliers and customers by making demands on its suppliers to impose certain commercial conditions on the Company's engagement with it, which is similar to the commercial conditions that the customers demand from the Company. Correct as of the date of publishing this report, it is not possible to estimate whether the crisis in the financial markets has ended, what is the extent of the direct and indirect economic consequences in the world and in Israel, and what will be the results of these consequences - if any.

      As a result of the global recession, the Company has formulated an efficiency plan at the beginning of 2009. During the first quarter of
      2010, the Company started a turnaround plan, as mentioned in clause 6.1 above.

9.    PROCESS OF APPROVING THE INTERIM AND ANNUAL FINANCIAL STATEMENTS

      The Company's Board of Directors is the organ that discusses the quarterly and annual financial statements and approves it after the Balance Sheet
      Committee meets before the Board of Directors' meeting on the subject, examines the draft of the financial statements together with the Company's management and its auditors, and issues its recommendations.

      The following are details of the composition of the Balance Sheet
      Committee:

      ---------------------------- --------------------------
      NAME                         POSITION
      ---------------------------- --------------------------
      Ya'akov Elinav               External Director
      ---------------------------- --------------------------
      Eli Admoni                   External Director
      ---------------------------- --------------------------
      Shirit Kasher                Director
      ---------------------------- --------------------------
      Avi Ziegelman                Director
      ---------------------------- --------------------------

                                     - 19 -

      The professional material which is brought for discussion to the Balance
      Sheet Committee and at the meeting of the Board of Directors, including the financial statements, are sent to the members of the Committee and to the members of the Board of Directors a reasonable time prior to convening the meetings. The members of the Board of Directors direct questions, should they deem it necessary, and request clarifications from the
      Company's CFO and/or the Company's CEO.

      During meetings of the Balance Sheet Committee and of the Board of
      Directors, the CFO reviews the main financial statements and the main topics in the financial reporting, as discussed in the Audit Committee.

      At meetings of the Board of Directors and of the Balance Sheet Committee,
      where the quarterly and annual financial statements are discussed, the
      Company's auditor is invited and is present, and reviews the main questions which arose during the review of the statements or the audit of these statements, whichever relevant, and is at the disposal of the members of the Balance Sheet Committee and Board of Directors for any
      questions and clarifications regarding the statements prior to their approval.

      On May 17, 2010, a meeting of the Balance Sheet Committee took place where the financial statements were discussed for the period ended March 31,
      2010. The following members participated in the meeting of the Board of
      Directors: Messrs Ya'akov Elinav, Eli Admoni, Avi Ziegelman and Shirit
      Kasher.

10.   THE COMPANY'S PREPARATION ON THE SUBJECT OF THE EFFECTIVENESS OF THE
      INTERNAL CONTROLS ON FINANCIAL REPORTING AND DISCLOSURE

      On November 24, 2009, the Finance Committee of the Knesset approved the proposal of the Securities Authority to adopt regulations which deal with the internal control system on financial reporting and on disclosure of a corporation, so that they will supply a reasonable level of certainty regarding the reliability of the statements and their meeting the provisions of the law - Securities Regulations (Periodic and Immediate
      Report) (Amendment No. 3) - 2009 (hereinafter: "the Amendment"). The amendment was published in the Government Gazette in December 2009. The purpose of the regulations is to improve the quality of financial reporting and disclosures in reporting corporations through three maim elements:

      a.    Issuing a Company's Board of Directors and Management Report
            relating to the implementation of the internal control on financial reporting and disclosure.

      b.    Providing personal declarations of the CEO and the most senior executive in the financial field of the Company, according to which, inter alia, in their opinion, the financial statements and other financial information which are included in the statements do not include any incorrect presentation of a significant fact and do not lack any presentation of a significant fact required in order for the presentations including in them not to be misleading and, in their opinion, the financial statements and other financial information included in the statements properly reflect, from all significant aspects the financial position, results of operations and cash flows of the Company, and that they evaluate the
            effectiveness of the internal control on the financial reporting and disclosure, to the extent that it relates to the financial statements and the other financial information which are included in the statements.

                                     - 20 -

      c.    Adding to the periodic report and to the auditor's opinion regarding the effectiveness of the internal control on the financial reporting of the Company and relating to the significant weaknesses it discovered in this control.

      The start of these provisions will be for the period report as at December
      31, 2010 (hereinafter: "the starting date"). Notwithstanding the aforesaid, according to the provisions of the regulations, during the period from the date of publishing the amendment until the starting date, the Board of Directors' report will be given details relating to the stages of the Corporation's preparedness and progress in implementing the provisions of the amendment (hereinafter: "implementing the project").

      Disclosure regarding the steps which the Company took to implement the project until the date of this report:

            The person responsible in the Company for implementing the project is Mr. Eran Rotem, the Company's CFO.

      We should state that by virtue of the Company being traded on a US stock exchange, it is subject to the provisions of the "Sarbanes-Oxley Act"
      (SOX) in general, including Section 302 relating to the examining the suitability and quality of the controls in the organization, Section 404 relating to the management's declaration and Section 906 which states the criminal liability for breaching the provisions of this Act. The main points of the Act relate to increasing reporting and disclosure, powers and obligations of the Audit Committee, managers' liability, enforcement, sanctions and penalties, and increasing the independence of external auditors.

      In order to report on internal controls, the Company took the following steps:

      a.    The main processes in financial reporting and disclosure were mapped and the existing controls and related procedures were documented.

      b.    The risks in financial reporting and disclosures were identified, while identifying the significant control procedures which give a response to these risks.

      c.    Differences between existing controls and the desirable controls were mapped.

      d.    The Company is in the process of examining the effectiveness of the controls, identifying defects and correcting them.

      Out of the total processes which were mapped, the processes which were defined as very significant for financial reporting and disclosure are:

      1.    The process of closing the financial statements

      2.    ELC - Entity Level Control - controls over the organizational level

      3.    ITGC - Controls over the information systems

      4.    Revenues process

      5.    Purchasing process

      6.    Inventory process

                                     - 21 -

    During  the  years  2007-2009 during which the above activities were carried out,  a weakness was found in the controls in connection with the process of closing  the financial statements, as a result of the cut-off in registering expenses  from  purchasing  products  of a subsidiary. The error was amended retrospectively in the statements for the period of three months which ended
    March  31,  2009.  As  a  result  of  this  error, the Company increased its internal  control  system  connected with supervising the reporting received from subsidiaries.

      ------------------------               ------------------------

      ------------------------               ------------------------
           YA'AKOV GELBARD                        AMIT MERIDOR -
        CHAIRMAN OF THE BOARD                         CEO

                              MISGAV, MAY 20, 2010

                                     - 22 -

                                   TEFRON LTD

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                              AS OF MARCH 31, 2010

                                   UNAUDITED

                                   TEFRON LTD

                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                              AS AT MARCH 31, 2010

                                   UNAUDITED

                                    CONTENTS

                                                                        PAGE
                                                                        ----

Review of the interim consolidated financial statements                F - 2

Consolidated balance sheets                                            F - 3

Consolidated statements of income                                      F - 5

Consolidated statement of comprehensive income                         F - 6

Consolidated statements of changes in shareholders' equity             F - 7

Consolidated statements of cash flows                                  F - 9

Notes to the consolidated financial statements                    F - 11 - F - 22

                                 ERNST & YOUNG

                 REPORT OF THE AUDITORS TO THE SHAREHOLDERS OF
                                  TEFRON LTD.

INTRODUCTION

We have reviewed the accompanying financial information of Tefron Ltd. and its subsidiaries (hereinafter - "the Group") which comprises the condensed consolidated balance sheet as of March 31, 2010 and the related condensed consolidated statements of income, comprehensive income, changes in equity and cash flows for the period of three months then ended. The Board of Directors and management are responsible for the preparation and presentation of the financial information for this interim period in accordance with IAS 34 "Interim Financial
Reporting", are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities Regulations (Periodic and Immediate Reports) - 1970. Our responsibility is to express a conclusion on this interim financial information, based on our review.

SCOPE OF THE REVIEW

We conducted our review in accordance with Review Standard 1 of the Institute of
Certified Public Accountants in Israel "Review of financial information for interim periods prepared by the entity's auditor". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information is not prepared, in all materieal aspects, in accordance with IAS 34.

In addition to the abovementioned, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate
Reports) - 1970.

Without qualifying our above conclusions, we draw attention to the Note 1b to the financial statements about the Company's business and losses and to Note 4 on event subsequent to the balance sheet date, which include ,inter alia, finance agreement with the banks. The Company's ability to meet its financial obligations is subject to meeting new financial covenants during 2010 as detailed in Note 4.

      If the Company will not meet the financial covenants and the banks will demand that the credit will be payable immediately, then the Company's ability to raise financing from other sources will be very limited. Therefore, this could raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the
Company was unable to continue as a going concern.

Haifa,                                            KOST, FORER, GABBAY & KASIERER
May 20, 2010                                       CERTIFIED PUBLIC ACCOUNTANTS

                                     F - 2

                                                                      TEFRON LTD
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                             AS AT        AS AT
                                                             MARCH       DECEMBER
                                                               31           31
                                                        ---------------- -------
                                                         2010      2009    2009
                                                        ------    ------ -------
                                                            UNAUDITED    AUDITED
                                                        ---------------- -------
                                                           DOLLAR IN THOUSANDS
                                                        ------------------------

CURRENT ASSETS

Cash and cash equivalents                                  326       211   1,904
Short-term investments                                     737     1,149     737
Trade receivables                                       14,974    30,595  14,597
Other current assets                                     2,971     4,312   2,892
Inventory                                               21,348    26,026  19,778
                                                        ------    ------ -------
                                                        40,356    62,293  39,908
                                                        ------    ------ -------
NON CURRENT ASSETS

Subordinated note receivable                                --     2,400      --
Deferred taxes, net                                      1,220        --   1,409
Property, plant and equipment, net                      54,706    62,613  56,920
Goodwill and other intangible assets, net                  857     1,921     960
                                                        ------    ------  ------
                                                        56,783    66,934  59,289
                                                        ======    ======  ======
                                                        97,139   129,227  99,197
                                                        ======    ======  ======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

                                     F - 3

                                                                      TEFRON LTD
CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                              AS AT           AS AT
                                                              MARCH          DECEMBER
                                                               31              31
                                                      -------------------   --------
                                                        2010       2009       2009
                                                      --------   --------   --------
                                                            UNAUDITED        AUDITED
                                                      -------------------   --------
                                                            DOLLAR IN THOUSANDS
                                                      ------------------------------

CURRENT LIABILITIES
Short-term credit from banks                             2,971     24,262     25,847
Trade payables                                          18,215     24,769     15,042
OTHER CURRENT LIABILITIES                                4,346      6,970      5,666
                                                      --------   --------   --------
                                                        25,532     56,001     46,555
                                                      --------   --------   --------
NON CURRENT LIABILITIES
Bank loans                                              19,790         --         --
Employee benefit liabilities, net                          648      1,413        729
Other non-current liabilities                            1,454      1,432      1,838
Deferred taxes, net                                      1,906      6,688      3,080
                                                      --------   --------   --------
                                                        23,798      9,533      5,647
                                                      --------   --------   --------
EQUITY ATTRIBUTABLE TO HOLDERS OF THE PARENT
Share capital                                           10,351      7,518      7,518
Additional paid-in capital                             108,782    107,161    107,522
Accumulated deficit                                    (63,920)   (43,594)   (60,666)
Less - 99,740 Ordinary shares in treasury, at cost      (7,408)    (7,408)    (7,408)
Other capital reserves                                       4       (231)        29
                                                      --------   --------   --------
TOTAL CAPITAL RELATING TO THE COMPANY'S SHAREHOLDERS    47,809     63,446     46,995
Employee stock options in a subsidiary                      --        247         --
                                                      --------   --------   --------
TOTAL CAPITAL                                           47,809     63,693     46,995
                                                      ========   ========   ========
                                                        97,139    129,227     99,197
                                                      ========   ========   ========

       MAY 20, 2010
   ---------------------    ---------------------    ---------------------   --------------------
     DATE OF APPROVAL         YAAKOV GELBARD             AMIT MIERIDOR            ERAN ROTEM
OF THE FINANCIAL STATEMENTS   CHAIRMAN OF THE                 CEO                    CFO
                            BOARD OF DIRECTORS

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

                                     F - 4

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                                    FOR THE         FOR THE
                                                                  THREE MONTHS     YEAR ENDED
                                                                  ENDED MARCH 31   DECEMBER 31
                                                                -----------------   --------
                                                                  2010      2009      2009
                                                                -------   -------   --------
                                                                    UNAUDITED        AUDITED
                                                                -----------------   --------
                                                                      DOLLAR IN THOUSANDS
                                                                ----------------------------
                                                                (EXCLUDING NET EARNINGS (LOSS)
                                                                      PER SHARE DATA)
                                                                ----------------------------

Sales                                                            25,773    46,985    115,538
Cost of sales                                                    24,829    41,520    119,339
                                                                -------   -------   --------
Gross profit (loss)                                                 944     5,465     (3,801)

Selling and marketing expenses                                    3,645     4,507     13,842
General and administrative expenses                                 874     1,291      3,779
Other revenues                                                       --        --       (496)
                                                                -------   -------   --------
Operating loss                                                   (3,575)     (333)   (20,926)
                                                                -------   -------   --------
Loss from an early repayment of a subordinated note receivable       --        --     (1,285)
Financial income                                                     --     1,823      1,747
Financial expenses                                                 (538)   (1,329)    (2,259)
                                                                -------   -------   --------
Financial income (expenses), net                                   (538)      494       (512)
                                                                =======   =======   ========
Income (loss) before income taxes                                (4,113)      161    (22,723)
Tax benefit (taxes on income)                                       859       (16)     5,330
                                                                -------   -------   --------
NET INCOME (LOSS)                                                (3,254)      145    (17,393)
                                                                =======   =======   ========
NET EARNINGS (LOSS) PER SHARE RELATING TO THE COMPANY'S
SHAREHOLDERS (IN DOLLARS)

Basic and diluted (loss) earnings per share                        (1.5)      0.1       (8.1)
                                                                =======   =======   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

                                     F - 5

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                                    FOR THE       FOR THE
                                                                  THREE MONTHS  YEAR ENDED
                                                                 ENDED MARCH 31  DECEMBER 31
                                                                ---------------   --------
                                                                  2010     2009     2009
                                                                -------   -----   --------
                                                                    UNAUDITED     AUDITED
                                                                ---------------   --------
                                                                    IN DOLLAR THOUSANDS
                                                                --------------------------

Net income (loss)                                                (3,254)    145    (17,393)
                                                                -------   -----   --------
Other comprehensive loss (net of the tax effect):

Realized gain from cash flow hedges, net                           (115)    (44)       (23)
Unrealized gain (loss) from cash flow hedges, net                  (100)   (512)       115
Unrealized gain (loss) from short - term investment                  --     302        (86)
Actuarial gain on defined-benefit plans                              --      --        466
                                                                -------   -----   --------
Total other comprehensive income loss, net                         (215)   (254)       472
                                                                -------   -----   --------
Total comprehensive loss relating to the Company' shareholders   (3,469)   (109)   (16,921)
                                                                =======   =====   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

                                     F - 6

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                            RELATING TO THE COMPANY'S SHAREHOLDERS
                                                           ---------------------------------------------------------------------------------------------
                                                                                                                                      Capital
                                                                                                                Capital    Capital  reserve for
                                                                                                              reserve for  reserve  transactions
                                                                                                              financial      for       with a
                                                                     Additional                                 assets     hedging  controlling
                                                            Share     paid-in     Accumulated    Treasury      available   transa-     share-     Total
                                                           capital    capital       deficit       shares       for sale    ctions      holder    capital
                                                           ------     --------     ---------      -------      -------      -----      ------    -------
                                                                                                 DOLLARS THOUSANDS
                                                           ---------------------------------------------------------------------------------------------

Balance as at January 1, 2010 (audited)                     7,518      107,522       (60,666)      (7,408)         (86)       115          --     46,995
Total comprehensive loss                                       --           --        (3,254)          --           --       (215)         --     (3,469)
Share-based payment                                            --          280            --           --           --         --          --        280
Issue of rights (less issue expenses net of
187 thousand dollars)
                                                            2,833          980            --           --           --         --          --      3,813
Capital benefit from a transaction with a
controlling shareholder
                                                               --           --            --           --           --         --         190        190
                                                           ------     --------     ---------      -------      -------      -----      ------    -------
Balance as of March 31, 2010 (unaudited)                   10,351      108,782       (63,920)      (7,408)         (86)      (100)        190     47,809
                                                           ======     ========     =========      =======      =======      =====      ======    =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

                                     F - 7

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------

                                                                                               RELATING TO THE COMPANY'S SHAREHOLDERS
                                                      ------------------------------------------------------------------------------------------------------------------------
                                                                                                            CAPITAL RESERVE
                                                                                                             FOR FINANCIAL     CAPITAL
                                                                     ADDITIONAL                                 ASSETS       RESERVE FOR               OPTIONS PER
                                                         SHARE        PAID-IN    ACCUMULATED    TREASURY     AVAILABLE FOR     HEDGING                  SHARE IN A      TOTAL
                                                        CAPITAL       CAPITAL      DEFICIT        STOCK          SALE        TRANSACTIONS    TOTAL      SUBSIDIARY     CAPITAL
                                                      ----------     ----------    -------      -------         ------       ------------   -------     -----------    -------
                                                                                                               AUDITED
                                                      ------------------------------------------------------------------------------------------------------------------------
                                                                                                         DOLLAR IN THOUSANDS
                                                      ------------------------------------------------------------------------------------------------------------------------

Balance as at January 1, 2009 (audited)                    7,518        107,104    (43,739)      (7,408)             -                 23    63,498             247     63,745
Total comprehensive income (loss)                              -              -        145            -            302               (556)     (109)              -       (109)
Share-based payment                                            -             57          -            -              -                  -        57               -         57
                                                      ----------     ----------    -------      -------         ------       ------------   -------     -----------    -------
Balance as of March 31, 2009 (unaudited)                   7,518        107,161    (43,594       (7,408)           302               (533)   63,446             247     63,693
                                                      ==========     ==========    =======      =======         ======       ============   =======     ===========    =======

                                                                                               RELATING TO THE COMPANY'S SHAREHOLDERS
                                                      ------------------------------------------------------------------------------------------------------------------------
                                                                                                            CAPITAL RESERVE
                                                                                                             FOR FINANCIAL     CAPITAL
                                                                     ADDITIONAL                                 ASSETS       RESERVE FOR               OPTIONS PER
                                                        SHARE         PAID-IN    ACCUMULATED    TREASURY     AVAILABLE FOR     HEDGING                  SHARE IN A     TOTAL
                                                       CAPITAL        CAPITAL      DEFICIT       SHARES          SALE        TRANSACTIONS    TOTAL      SUBSIDIARY    CAPITAL
                                                      ----------     ----------    -------      -------         ------       ------------   -------     -----------    -------
                                                                                                               AUDITED
                                                      ------------------------------------------------------------------------------------------------------------------------
                                                                                                         DOLLAR IN THOUSANDS
                                                      ------------------------------------------------------------------------------------------------------------------------

Balance as at January 1, 2009                              7,518        107,104    (43,739)      (7,408)             -                 23    63,498            247      63,745
Total comprehensive income (loss)                              -              -    (16,927)           -            (86)                92   (16,921)             -     (16,921)
Share-based payment                                            -            171          -            -              -                  -       171              -         171
Cancellation of options to employees in a subsidiary           -            247          -            -              -                  -       247           (247)          -
                                                      ----------     ----------    -------      -------         ------       ------------   -------     -----------    -------
Balance as of December 31, 2009 (unaudited)                7,518        107,522    (60,666)      (7,408)           (86)               115    46,995              -      46,995
                                                      ==========     ==========    =======      =======         ======       ============   =======     ===========    =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

                                     F - 8

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                       FOR THE
                                                                                     THREE MONTHS            FOR THE
                                                                                        ENDED               YEAR ENDED
                                                                                       MARCH 31             DECEMBER 31
                                                                                  --------------------      --------
                                                                                    2010        2009           2009
                                                                                  -------      -------      --------
                                                                                        UNAUDITED             AUDITED
                                                                                  ---------------------      --------
                                                                                           DOLLAR IN THOUSANDS
                                                                                  -----------------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss)                                                                  (3,254)         145       (17,393)
                                                                                  -------      -------      --------

Adjustments to reconcile net income (loss) to net cash provided by
(used in) operating activities:

RECONCILIATIONS TO ITEMS OF STATEMENT OF INCOME:
Depreciation of property, plant and equipment and intangible
assets                                                                              2,340        2,213         9,256
Impairment reversal of property, plant and equipment and
intangible assets                                                                      --           --          (496)
Inventory write-off                                                                   297          480         2,808
Cancellation of pending consideration against statement of
income(A)                                                                              --           --          (399)
Cost of share-based payment                                                            70           57           171
Gain from sale of property, plant and equipment                                        (4)         (17)          (17)
Deferred taxes, net                                                                  (985)        (209)       (5,364)
Change in employee benefit liabilities, net                                           (81)        (756)         (850)
Loss from early repayment of a subordinated note                                       --           --         1,285
Taxes on income                                                                        32          239         1,427
Financial expenses                                                                    137          209           723
                                                                                  -------      -------      --------
                                                                                    1,806        2,216         8,544
                                                                                  -------      -------      --------
CHANGES IN ITEMS OF ASSETS AND LIABILITIES:
Decrease (increase) in trade receivables                                             (377)      (7,149)        8,849
Decrease (increase) in other receivables                                             (294)         499         1,497
Decrease (increase) in inventory                                                   (1,867)       5,619         9,730
Increase (decrease) in trade payables                                               3,173         (398)      (10,125)
Decrease in other payables                                                         (1,514)      (1,052)         (428)
                                                                                  -------      -------      --------
                                                                                     (879)      (2,481)        9,523
                                                                                  -------      -------      --------
CASH PAID AND RECEIVED DURING THE YEAR FOR:
Interest paid                                                                        (137)        (225)         (878)
Interest received                                                                      --           16           155
Taxes paid                                                                            (32)        (239)       (1,427)
                                                                                  -------      -------      --------
                                                                                     (169)        (448)       (2,150)
                                                                                  =======      =======      ========
Net cash used in operating activities of the Company                               (2,496)        (568)       (1,476)
                                                                                  =======      =======      ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

                                     F - 9

                                                                      TEFRON LTD
CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------

                                                                                       FOR THE
                                                                                     THREE MONTHS            FOR THE
                                                                                        ENDED               YEAR ENDED
                                                                                       MARCH 31            DECEMBER 31
                                                                              -----------------------        -------
                                                                                2010            2009           2009
                                                                              --------        -------        -------
                                                                                      UNAUDITED              AUDITED
                                                                              -----------------------        -------
                                                                                         DOLLAR IN THOUSANDS
                                                                              --------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Acquisition of property, plant and equipment                                       (22)          (232)          (611)
Acquisition of intangible assets                                                    (1)           (26)           (75)
Pending consideration paid                                                          --             --           (271)
Proceeds from realizing property, plant and equipment                                4             18             18
Proceeds from early repayment of a subordinate note receivable                      --             --          1,715
                                                                              --------        -------        -------
Net cash provided by (used in) investing activities                                (19)          (240)           776
                                                                              --------        -------        -------
CASH FLOWS FROM FINANCING ACTIVITIES

Short-term bank credit, net                                                    (11,275)           491          4,923
Repayment of long-term loans                                                   (11,601)        (1,038)        (3,885)
Proceeds from long-term bank loans                                              20,000             --             --
Proceeds from the issue of rights, net                                           3,813             --             --
                                                                              --------        -------        -------
Net cash provided by (used in) financing activities                                937           (547)         1,038
                                                                              ========        =======        =======
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                                (1,578)        (1,355)           338
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                        1,904          1,566          1,566
                                                                              --------        -------        -------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR                                326            211          1,904
                                                                              --------        -------        -------
(A) SIGNIFICANT NON CASH TRANSACTIONS

     Cancellation of pending consideration against goodwill                         --             --            344
                                                                              ========        =======        =======
     Granting of options in the framework of rescheduling of
     loans                                                                         210             --             --
                                                                              ========        =======        =======

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE INTERIM CONSOLIDATED
FINANCIAL STATEMENTS

                                     F - 10

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 1 - GENERAL

a.    These financial statements were prepared in a condensed format, as at
      March 31, 2010 and for the period of three months then ended (hereinafter
      - Interim Consolidated Financial Statements). These statements should be studied in conjunction with the Company's annual financial statements as at December 31, 2009 and for the year then ended, and the notes accompanying them (hereinafter - Annual Financial Statements).

b.    The Company had losses of 3,254 thousand dollars for the three months period ended March 31, 2010. Moreover, during the three months period ended March 31, 2010, the Company had negative cash flows from operating activities of 2,496 thousand dollars.

      Due to the global economic crisis, the decline in demand and the continued
      accumulation of considerable losses, the Company requires additional financing sources. During March 2010, through an issue of rights to shareholders and a private placement as mentioned in Note 4c, the Company raised a gross total of 4 million dollars. In addition, on March 2, 2010, the Company signed an agreement with the banks regarding the reorganization of credit lines and new undertakings to the banks, as detailed in Note 4b. Furthermore, the Company is examining off-bank financing possibilities such as the start of working with factoring companies which would enable obtaining advance of payments from customers.
      It is uncertain that the Company will succeed to come to an agreement and start work with these factoring companies Should the Company not meet its financial covenants and should the banks request making the bank credit immediately payable, then there are liable to be serious difficulties in raising financing from other sources, and there are doubts regarding the continued existence of the Company as a "going concern".

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES

FORM OF PREPARATION OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

The  interim  consolidated  financial statements are prepared in accordance with the  generally  accepted  accounting principles for the preparation of financial statements  for  interim  periods,  as  set  forth  in  International Accounting
Standard  34  -  Financial  Reporting  for Interim Periods, and according to the provisions  of  the  pronouncement  according  to  Chapter  D  of the Securities
Regulations (Periodic and Immediate Report) - 1970.

The  significant accounting principles and method of calculation, implemented in the preparation of the interim consolidated financial statements, are consistent with  those  implemented  in the preparation of the annual financial statements, excluding the following:

                                     F - 11

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

IAS 36 - Impairment in Value of Assets

The  amendment  to  IAS  36 (hereinafter: "the Amendment") clarifies what is the accounting  unit  which  requires goodwill to be allotted to it so as to examine any  impairment  in  value  of goodwill. According to the amendment, the largest possible  unit  for an allotment to goodwill purchased in a business combination is  a  segmental operation as defined in IFRS 8 - Segmental Operations, prior to combining for reporting purposes. The amendment is implemented in the 'from here on'  method  as  from  the  financial statements for periods starting January 1,
2010.

The  amendment  did  not  have  a  significant effect on the Company's financial position, results of operations and cash flows.

IAS 17 - Leasing

According to amendment to IAS 17, the specific directive regarding the method of classification  of leasing of land, for financial or operative leasing, has been removed.  Consequently,  there  is no longer a demand to classify the leasing of land as operative leasing, and in every case where the ownership is not expected to  be  transferred  to  the  lessee,  at  the  end of the lease period, but the classification  of the leasing of land should be examined in accordance with the general  directives  appearing  in  IAS  17  relating  to  the classification of operative  or  financial  leasing  on the date of signing the original agreement with  the  Israel  Lands Administration, while generally considering the land as having  an  endless  economic  lifespan. Therefore, the leasing of land from the
Israel  Lands  Administration  will  be  examined  while  preparing a comparison between  the  present  value  of  the  amount  recorded as a prepaid expense for operative leasing to the fair value of the land.

The  amendment  did  not  have  an  effect  on the Company's financial position, results of operations and cash flows.

IFRS 3 (Amended) - Business Combinations and IAS 27 (Amended) - Consolidated and
Separate Financial Statements

According to the new standards:

-     The definition of the business was expanded so that it includes also operations and assets not managed as a business, as long as the seller is able to operate them as a business.

-     Regarding every business, it is possible to examine every business combination separately, whether to measure the rights which do not give control, and resulting from this - the goodwill, on the basis of the full fair value or according to the proportional share purchased at fair value of the identified assets, net, on the acquisition date.

                                     F - 12

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

IFRS 3 (Amended) - Business Combinations and IAS 27 (Amended) - Consolidated and
Separate Financial Statements (cond.)

-     Conditional consideration in business combinations measured at its fair value, when the changes in the fair value of the consideration is conditional, which are not adjustments during the period of measurement to the purchase cost, are not recognized as goodwill adjustment. In those cases where the conditional consideration is considered as a financial derivative, on which IAS 39 applies, it is measured at fair value and the changes are recorded to the statement of income.

-     Direct purchasing costs related to a business combination transaction are recognized in the statement of income on their accrual.

-     Updating the balance of a deferred tax asset for temporary differences which were purchased and which did not meet the requirements of recognition on the date of the purchase, will be carried out against the statement of income and not as a correction to goodwill.

-     On the date of loss of control or achieving control in a subsidiary, the balance of the holding, if there is one, is revalued to fair value against the statement of income from realization, and this fair value constitutes a basis of its cost for the purpose of subsequent handling.

-     A transaction with rights holders which does not give control, whether a sale or a purchase, are handled as a transaction at a capital level.
      Therefore, the purchase of rights which do not give control by the Group is recorded against an increase in capital (capital reserves from transactions with rights holders which do not give control) and are calculated as the difference between the consideration paid by the Group and the amount of the part purchased in the rights which do not give control, which are withdrawn on the purchase date. When this difference is negative, a reduction in capital is recognized (capital reserve from transactions with holder of rights which do not give control) up to the amount of this difference. Realizing the holding in the subsidiary, without losing control, is recognized as an increase or a decrease in capital (capital reserve from transactions with holder of rights which do not give control) in the amount of the difference between the consideration received by the Group and the balance in the financial statements of the rights which do not give control in a subsidiary, which will be added to the Company's capital, considering also the realization of goodwill for the subsidiary, should any exist, and the capital reserves stemming from other comprehensive profits (loss), including translation differences, should there be any, in accordance with the decline in the rate of holding in the subsidiary.

      Losses which relate to rights which do not give control even if as a result of this the balance of rights which do not give control in the consolidated statement of financial position is negative.

                                     F - 13

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES (CONTD.)

IFRS 3 (AMENDED) - BUSINESS COMBINATIONS AND IAS 27 (AMENDED) - CONSOLIDATED AND
SEPARATE FINANCIAL STATEMENTS (contd.)

-     On the date of the purchase, classification and re-designation is made and of assets and liabilities according to the contractual conditions, the economic conditions and other relevant conditions existing on the date of the acquisition, excluding leasing and insurance contracts.

In  the  Company's  opinion, the amendment is not expected to have a significant effect on its financial condition, results of operations, and cash flows.

DISCLOSURE TO NEW IFRS STANDARDS DURING THE PERIOD PRIOR TO ITS IMPLEMENTATION

IFRS 9 - FINANCIAL INSTRUMENTS

In November 2009, IFRS 9 - Financial Instruments, was published, which is the first stage of the project of replacing IAS 39 - Financial Instruments:
Recognition and Measurement. IFRS 9 focuses mainly on the classification and measurement of financial assets and it applies to the financial assets on which
IAS 39 applies.

The  Standard  stipulates  that  at  the time of first recognition all financial assets  (including  hybrid  instruments  in  which  the  hosting  contract  is a financial  asset) will be measured at fair value. During subsequent periods, the debt  instrument  must  be  measured  at  reduced  cost  only  if both following conditions exist:

-     The asset is held in the framework of a business model, whose purpose is to hold assets so as to collect the contractual cash flows resulting from them.

-     According to the contractual terms of the financial asset, the Company may, on certain dates, receive cash flows comprising only payments of principal and payments of interest on the on the balance of the principal.

The subsequent measurement of all the other debt instruments and other financial asset instruments will be at fair value.

Financial   assets  which  are  capital  instruments  will  be  measured  during subsequent  periods  at  fair value, and the differences will be recorded to the statement  of  income  or to other comprehensive income (loss), according to the choice  of  the accounting principles regarding every single instrument. If this relates  to  capital  instruments held for trading purposes, it is compulsory to measure  them at fair value through the statement of income. The choice is final and  cannot  be changed. Nevertheless, when a company changes its business model to  manage  financial  assets,  it must reclassify all the financial instruments affected  from the change in the business model so as to reflect this change. In all  the  other circumstances, no reclassification of financial instruments must be made.

The date of the start of the Standard is January 1, 2013. Earlier implementation is  possible. First implementation will be done retrospectively by restating the comparative figures, subject to certain exemptions mentioned in the Standard.

The Company is examining the possible effect of the new standard, although it is not  able,  at  this  stage,  to  estimate  its effect, if any, on the financial statements.

                                     F - 14

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

--------------------------------------------------------------------------------

NOTE 3 - SEASONALITY

The  Company's  intimate  apparel  and  active wear products are not affected by seasonality.  In  the swimwear products, most of the Company's sales are carried during  the  months  of  December  to  May.  The results of operations should be studied considering this seasonality.

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT

A.    APPOINTMENT OF A NEW CEO

      1.    On January 17, 2010, the Company Board of Directors approved the
            Company's engagement in the employment contract with the Company incoming CEO, Mr. Amit Meridor, as from January 21, 2010.

      2.    SHARE-BASED PAYMENT COST

            On January 17, 2010, the Company's Board of Directors approved, further to the approval of the Company's Audit Committee, a grant of
            100,000 option warrants which can be exercised to 100,000 ordinary shares of NIS 10 par value each to the Company's CEO. The allotment of the option warrants to the CEO was done in accordance with the options plan for the Company's employees, officers and consultants, which was approved by the Company's Board of Directors in September
            1997 and as amended in January 2003. The entitlement to exercise the options occurs over a three-year period from the date of the start of the employment of the CEO and expires ten years after the granting. The market value of the Company's share on the date of granting was 4.0 dollars. The exercise price of the option warrants was set at an amount of 3.80 dollars; therefore, during the period of report, the Company recorded expenses of 23 thousand dollars which are presented in general and administrative expenses.

            The following are data used for measuring the fair value of the options per shares:

            Dividend yield for the share (%)                                 0.0
            Expected fluctuations in the share prices (%)                   53.2
            Rate of interest without risk (%)                                2.6
            The forecasted lifespan of the options for shares (years)          6
            Weighted average of the share prices (dollars)                   5.1

                                     F - 15

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.    FINAL AGREEMENT WITH THE BANKS THAT FINANCE THE COMPANY RELATING TO THE
      COMPANY'S CREDIT LINES

      On March 2, 2010, the Company signed a final agreement with the banks which includes a reorganization of the credit financing that the banks provide the Company.

      The Company implemented IAS 39 instructions (including examination of quantitative and qualitative criterions) and treated the new arrangement as an insignificant modification.

      The following is a summary of the main provisions of the signed agreement:

      The credit frameworks which will be provided in favor of the Company will be divided into the following loans and credit lines:

      1.    LOAN A'

            The principal of Loan A' will be for a total amount of 15,000,000 dollars will be provided by the banks for a ten-year period. The interest on Loan A' will be paid quarterly and the principal of Loan
            A' will be repaid in three equal installments of 1,250,000 dollars each, as from the end of the seventh, eighth, and ninth year after the date of providing the loan.

            The balance of 11,250,000 dollars will be repaid at the end of the tenth year after the date of providing Loan A', pro rata between the banks.

            EARLY REPAYMENT OF LOAN A'

            The Company will make an early repayment of the unpaid balance of
            Loan A', fully or partly, in those cases conditions and dates as detailed below:

            (1)   Future raising of capital - in every case where the Company will raise capital, then a total comprising 50% (fifty
                  percent) of the net consideration from raising of capital will be used make an early repayment.

            (2)   Sale of assets - in every case where the Company will sell an asset, not in the normal course of business, then the full net consideration from the sale of the asset will be used to make an early repayment.

            (3)   Surplus cash flows - in every case where the total surplus cash flows, according to the financial statements, will exceed an amount set at 8,000,000 dollars, then the total comprising
                  50% of the difference between the surplus cash flows and the said total will be used to make an early repayment, according to the determining ratio, on account of the last payment of
                  Loan A'.

            "Surplus cash flows" - the Company's total EBITDA according to the financial statements, in every calendar year, less: (a) total interest costs of the companies for that calendar year; and (b) the total investment that the Company made in the framework of its operations and the current maintenance for that calendar year
            (hereinafter: "current investments"). The companies will make current investments, including in the normal course of business, of an annual accumulated amount, for every company, exceeding 2,000 thousand dollars.

                                     F - 16

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.    FINAL AGREEMENT WITH THE BANKS THAT FINANCE THE COMPANY RELATING TO THE
      COMPANY'S CREDIT LINES

      2.    LOAN B'

            The principal of Loan B' will be a total amount of 5,000,000 dollars which will be provided by the banks for a six-year period. The interest will be paid quarterly and the principal will be repaid in four equal installments of 1,250,000 dollars, each, at the end of each of the third, fourth, fifth, and sixth years after the provision of Loan B' by the banks.

      3.    SHORT-TERM FRAMEWORKS (IN ADDITION TO LOANS A' AND B')

            The banks will provide the Company with short-term credit frameworks of up to a year for a total amount of 8,950,000 dollars, under the following conditions:

      4.    INFUSION OF CAPITAL

            The Company undertook to make an issue of rights and/or a private placement of shares, in the framework of which an amount of not less than 4,000,000 dollars (less expenses) will be invested in the
            Company's shareholders' equity, and this by March 31, 2010.

            Correct as of March 28, 2010, the Company completed the issue of rights and a private placement to Norfet and/or anyone on its behalf, in the framework of which it raised 4 million dollars.

      5.    PROVIDING ADDITIONAL CREDIT FRAMEWORKS

            Subject to completing the infusion of capital, fully and in due time, the banks will provide the Company with additional short-term credit lines for a total amount of 1,800,000 dollars.

      6.    ADDITIONAL UNDERTAKINGS

            In addition to the collateral and the undertakings and agreements, the Company undertook, inter alia, that as long as Loan A' and Loan
            B' have not yet fully repaid to the banks, it will not pay nor undertake to pay any dividends to its shareholders without the banks' prior written agreements.

            CAPITAL BENEFIT

            The Company undertook to allot to the banks, gratis, not later than the end of 30 days from the date of signing the agreement a total quantity of 100,000 option warrants which can be exercised to
            100,000 ordinary shares of NIS 10 par value each of the Company, against a payment of an exercise price of 4.50 dollars for every share. The option warrants can be exercised (fully or partly) for a
            48-month period from the date of signing the agreement. A benefit of
            210 thousand dollars was presented in the financial statements.
            Correct as of the date of approving the financial statements, the allotment of the options has not yet been made.

                                     F - 17

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.    FINAL AGREEMENT WITH THE BANKS WHICH FINANCE THE COMPANY RELATING TO THE
      COMPANY'S CREDIT LINES (CONTD.)

      6.    ADDITIONAL UNDERTAKINGS (contd.)

            FINANCIAL COVENANTS

            The banks gave their consent not to activate their rights vis-a-vis the Company due to the Company's expectation not to meet the financial covenants that it undertook to meet in 2009, according to
            Tefron's financial statements of December 31, 2009 only.

            In addition, in 2010 the Company undertook to meet at all time all the financial covenants and undertakings, as detailed below:

            1)    ACCORDING TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                  FOR 2010, THE COMPANY'S EBITDA WILL BE POSITIVE; AND

            2)    ACCORDING TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                  (THE QUARTERLY AND ANNUAL) THE COMPANY'S SHAREHOLDERS' EQUITY
                  WILL NOT BE LESS THAN 35 MILLION DOLLARS; AND

            3)    ACCORDING TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                  (THE QUARTERLY AND ANNUAL), THE TOTAL AMOUNT OF CASH BALANCES,
                  INVENTORIES, AND RECEIVABLES WILL NOT BE LESS THAN 33 MILLION
                  DOLLARS; AND

            4)    ACCORDING TO THE COMPANY'S CONSOLIDATED FINANCIAL STATEMENTS
                  (THE QUARTERLY AND ANNUAL), THE COMPANY'S RECEIVABLE BALANCES
                  WILL NOT BE LESS THAN 9 MILLION DOLLARS;

            5)    THE CEO AND CHAIRMAN OF THE BOARD IN ANY OF THE COMPANIES OF
                  THE TEFRON GROUP WILL NOT EARN A SALARY EXCEEDING THE CEO'S
                  SALARY OR THAT OF THE BOARD, WHICHEVER RELEVANT, IN A RELEVANT
                  COMPANY, AS EXISTS ON THE DATE OF SIGNING THE AGREEMENT, PLUS
                  LINKAGE DIFFERENCE TO THE CONSUMER PRICE INDEX.

            By November 30, 2010, the companies and the banks will agree among themselves what are the additional financial covenants and undertakings, including relating to the restriction of salaries of officers of the Company, which the Company must meet as from January
            1, 2011. Should the companies and the bank not reach such an agreement by November 30, 2011, the companies must meet the financial covenants they undertook to meet prior to the date of signing the agreement. Up to December 31, 2009, the banks' credit agreement included financial covenants which contain maintaining the following financial ratios:

            1.    Shareholders' equity of not less than 40 million dollars.

            2.    Rate of shareholders' equity to the total balance sheet will not be less than 20%.

            3.    The ratio between the Company's total liabilities to banks and
                  EBITDA will not exceed 9.5.

                                     F - 18

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.    FINAL AGREEMENT WITH THE BANKS WHICH FINANCE THE COMPANY RELATING TO THE
      COMPANY'S CREDIT LINES (CONTD.)

      6.    ADDITIONAL UNDERTAKINGS (contd.)

            FINANCIAL COVENANTS (contd.)

            Prior to singing the final agreement, on December 2, 2009, the
            Chairman of the Company's Board of Directors and the Company's CFO
            received verbal notices from three banks, with which the Company has financing agreements, according to which each of the banks decided to stop utilization of the Company's credit lines.

            To the best of the Company's knowledge, the banks' decision regarding stoppage of utilizing the Company's credit lines is as a result of the banks' evaluations that the Company will continue to present losses in the coming periods. The banks' decision was taken suddenly despite the fact that for the purpose of the Company's financial statements as at December 31, 2008, as at March 31, 2009 and as at June 30, 2009, the banks gave the Company a waiver of their right for immediate repayment of the credit provided in favor of the Company despite the Company's losses and the Company not meet one of the financial covenants (relating to the EBITDA) are included in the financial agreement between the Company and the banks.

            According to the provisions of IAS 39, the Company has examined whether the conditions of the various new debt arrangements are significantly different from the original financial undertakings.
            The changes in the conditions were insignificant and therefore the
            Company did not make any change in the value of its financial liabilities in the books on the date of the change.

C.    ISSUE OF RIGHTS PROSPECTUS, A SHELF PROSPECTUS AND A PRIVATE PLACEMENT

      On February 26, 2010, the Company published a prospectus for issuing rights to the Securities Exchange Commission in the US, and a prospectus for issuing rights to the Securities Authority and to the Tel Aviv Stock
      Exchange. In the prospectus, the Company published an offer to the public by way of rights of 1,578,975 ordinary shares, of a nominal value of NIS
      10 each of the Company, offered at a price of 3.80 dollars per share. The shares were offered by way of rights to the Company's shareholders, according to the ratio of 1 credit unit for every 1.406 shares.

      After Norfet announced to the Company that it was unable to participate in the issue of rights due to regulatory constraints, the Company chose to raise this amount through combined steps of issuing rights and carrying out a supplementary private placement to Norfet and/or anyone on its behalf (hereinafter: "Norfet"), where Norfet undertook to invest in the
      Company against an allotment of a private placement of shares, an amount which will supplement the total raising amount of the Company in the framework of the issue of rights and the allotment of a private placement to Norfet, to 4 (four) million dollars.

                                     F - 19

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

C.    ISSUE OF RIGHTS PROSPECTUS, A SHELF PROSPECTUS AND A PRIVATE PLACEMENT
      (CONTD.)

      In the framework of the issue of rights, the Company raised an amount of
      2,867 thousand US dollars from its shareholders against the allotment
      754,384 ordinary shares of the Company. In the framework of the private placement, the Company raised an additional amount of 1,133 thousand US dollars. During March 2010, the Company raised a total gross amount of 4 million dollars.

      Furthermore, in February 26, 2010, the Company published a shelf prospectus of:

      (a)   Up to 3,000,000 ordinary shares of NIS 10 par value each of the
            Company;

      (b)   Up to 10 series of convertible bonds, where each of the series of these bonds will have a total par value of NIS 500,000,000 and which are repayable in one payment or in a number of equal installments;

      (c)   Up to 10 series of option warrants, where each of the series of these option warrants will include not more than 3,000,000 option warrants which can be exercised in such a way that each option warrant can be exercised to 1 ordinary share of NIS 10 par value of the Company against a cash payment of the exercise price linked to the index;

      (d)   Up to 10 series of option warrants, where each of the series of these option warrants will include not more than 200,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to NIS 100 par value of bonds of Series A'
            to K' of the Company, against a cash payment of the exercise price linked to the consumer price index; and of -

      (e)   Up to 10 series of marketable securities (Series 1 to 10) where each of these marketable securities will have a par value of NIS
            500,000,000 which are repayable in one or more payments.

                                     F - 20

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 4 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

D.    LEASE AGREEMENT WITH REIT 1

      On March 21, 2010, the Company signed an agreement with REIT 1 Ltd.
      (hereinafter: "REIT 1") which is the owner of rights in three industrial buildings in the industrial area of Terodion (hereinafter: "the buildings"), in which the Company's plants and head office are located.
      According to the provisions of the agreement, the Company paid the full debt to REIT 1 and vacated the head office building and continues to lease the 1 and 2 Hi-tex buildings until December 31, 2019.

NOTE 5 - OPERATING SEGMENTS

A.    GENERAL

      The companies in the Group are engaged in two operating business segments:

      Seamless apparel ("Seamless") - The design, development, production, and sale of intimate apparel and active wear,
                                      using the "Seamless" method;

      Knitted apparel (Cut & Sew) -   The design, development, production and
                                      sale of underwear, swimwear and sportswear
                                      using the "Cut & Sew" method.  The  design
                                      and  production are done mainly in Israel,
                                      in  Jordan, and in the Far East, while the
                                      sale of the finished product is carried
                                      out mainly in the US and in Europe.

      The Company's two operating segments are carried out in a number of main geographic regions in the world. In Israel, the Company's place of residence and of its subsidiaries - Hi-tex founded by Tefron Ltd., and
      Macro Apparel Ltd. carry out the design, development, production and sale of underwear, sportswear and swimwear. The subsidiaries Tefron U.S and
      Tefron England carry out marketing and selling operations.

      The information that the Company reports according to the definitions of
      IFRS 8 is based on available financial information which is regularly reviewed and serves the chief operating decision maker in the Company
      (CODM) in order to make decisions regarding resources to be allotted to the segments and to evaluate the segment's performance. The chief operating decision maker in the Company is the CEO. Based on the criteria in IFRS 8 to determine reportable operating segments and the financial information available and reviewed by the Company's CEO, the Company decided that it operates in two reportable operating segments.

      The financing of the Group (including financing costs and financing revenues) and taxes on income are managed on a group basis and do not related to the operating segments.

                                     F - 21

                                                                      TEFRON LTD
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

NOTE 5 - OPERATING SEGMENTS

B.    REPORTING REGARDING OPERATING SEGMENTS

                                        FOR THE PERIOD OF THREE MONTHS ENDED
                                                    MARCH 31, 2010
                                      -----------------------------------------
                                      SEAMLESS         CUT & SEW          TOTAL
                                      ------            ------           ------
                                                      UNAUDITED
                                      -----------------------------------------
                                                 DOLLAR IN THOUSANDS
                                      -----------------------------------------

      External revenues               11,424            14,349           25,773
                                      ======            ======           ======
      Segment results                 (3,575)                -           (3,575)
                                      ======            ======           ======
      Financing expenses                                                   (538)
                                                                         ======
      Tax benefit                                                           859
                                                                         ======
      Loss                                                               (3,254)
                                                                         ======

                                       FOR THE PERIOD OF THREE MONTHS ENDED
                                                  MARCH 31, 2009
                                      -----------------------------------------
                                      SEAMLESS         CUT & SEW          TOTAL
                                      ------            ------           ------
                                                      UNAUDITED
                                      -----------------------------------------
                                               DOLLAR IN THOUSANDS
                                      -----------------------------------------
      External revenues               21,651            25,334           46,985
                                      ======            ======           ======
      Segment results                 (1,067)              734             (333)
                                      ======            ======           ======
      Financing income, net                                                 494
                                                                         ======
      Taxes on income                                                       (16)
                                                                         ======
      Net earnings                                                          145
                                                                         ======

                                                 FOR THE YEAR ENDED
                                                  DECEMBER 31, 2009
                                      -----------------------------------------
                                      SEAMLESS         CUT & SEW          TOTAL
                                      ------            ------           ------
                                                       UNAUDITED
                                      -----------------------------------------
                                                  DOLLAR IN THOUSANDS
                                      -----------------------------------------
      External revenues               62,306            53,232          115,538
                                      ======            ======           ======
      Segment results                (13,197)          (7,729)          (20,926)
                                      ======            ======           ======
      Other expenses                                                     (1,285)
                                                                         ======
      Financing expenses, net                                              (512)
                                                                         ======
      Tax benefit                                                         5,330
                                                                         ======
      Loss                                                              (17,393)
                                                                         ======

                                     F - 22

                                   TEFRON LTD

                    PRESENTATION OF FINANCIAL DATA FROM THE
                   INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                            RELATING TO THE COMPANY

                              AS OF MARCH 31, 2010

                                   UNAUDITED

                                   TEFRON LTD

                         PRESENTATION OF FINANCIAL DATA
                   FROM THE CONSOLIDATED FINANCIAL STATEMENTS
                            RELATING TO THE COMPANY

                                    CONTENTS

                                                                                     PAGE

Auditors' report                                                                      F-2

Financial statements

Details of financial data from the Company's consolidated balance sheet            F-3 - F-4

Details of financial data from the Company's consolidated statements of income        F-5

Details of financial data from the Company's consolidated statements of
comprehensive income                                                                  F-6

Details of financial data from the Company's consolidated statements of cash
flows                                                                              F-7 - F-8

Additional information                                                             F-9 - F-15

                                     F - 1

                                 ERNST & YOUNG

Messrs.
THE SHAREHOLDERS OF TEFRON LTD.

Dear madam/sir,

 RE: SPECIAL REPORT OF THE AUDITORS ON SEPARATE FINANCIAL INFORMATION PURSUANT
          TO REGULATION 38D OF THE SECURITIES REGULATIONS (PERIODIC AND
                           IMMEDIATE REPORTS) - 1970

INTRODUCTION

We have reviewed the accompanying financial information of Tefron Ltd. ("the
Company"), which comprises the condensed balance sheet as of March 31, 2010 and the related condensed statements of income, comprehensive income, changes in equity and cash flows for three months then ended. The Company's board of directors and management are responsible for the preparation and presentation of interim financial information for these periods in accordance with IAS 34,
"Interim Financial Reporting" and are responsible for the preparation of this interim financial information in accordance with Chapter D of the Securities
Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on this interim financial information based on our review.

SCOPE OF THE REVIEW

We conducted our review in accordance with Review Standard 1 of the Institute of
Certified Public Accountants in Israel "Review of financial information for interim periods prepared by the entity's auditor". A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion

CONCLUSION

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all materials respects, in accordance with IAS 34.

In addition to the abovementioend, based on our review, nothing has come to our attention that causes us to believe that the accompanying interim financial information does not comply, in all material respects, with the disclosure requirements of Chapter D of the Securities Regulations (Periodic and Immediate
Reports), 1970.

Without qualifying our above conclusions, we draw attention to Note 1b to the financial statements about the Company's business and losses and to Note 4 on event subsequent to the balance sheet date, which include ,inter alia, finance agreement with the banks`. The Company's ability to meet its financial obligations is subject to meeting new financial covenants during 2010 as detailed in Note 4. Nevertheless, should the Company not meet the financial covenants and should the banks decide to make the bank credits immediately payable, then there is liable to be real difficulty in raising financing from other sources, and there is serious difficulty in raising financing from other sources and serious doubts arise regarding the continued existence of the
Company as a "Going Concern". The financial statements do not include any adjustments regarding the value of the Company's assets and liabilities and their classification and they may be required should the Company not be able to continue as a "going concern"

Haifa,                                           KOST, FORER, GABBAY & KASIERER
May 20, 2010                                     CERTIFIED PUBLIC ACCOUNTANTS

                                     F - 2

                                                                      TEFRON LTD

DETAILS OF FINANCIAL DATA FROM THE COMPANY'S CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                         AS AT           AS AT
                                                        MARCH 31       DECEMBER 31
                                                  --------------------  --------
                                                    2010        2009      2009
                                                  --------   ---------  --------
                                                       UNAUDITED         AUDITED
                                                  --------------------  --------
                                                        DOLLAR IN THOUSANDS
                                                  ------------------------------

CURRENT ASSETS
Cash and cash equivalents                            1,218          --        --
Short-term investments                                 737       1,149       737
Other current assets                                   142          --        --
                                                  --------   ---------  --------
TOTAL CURRENT ASSETS                                 2,097       1,149       737
                                                  --------   ---------  --------

NON CURRENT ASSETS
Investment in subsidiaries                          12,196      29,868    15,369
Balances of current accounts with subsidiaries      28,307      43,660    38,199
Property, plant and equipment, net                   1,398       1,537     1,433
Deferred taxes, net                                  5,066       5,034     4,982
                                                  --------   ---------  --------
TOTAL NON CURRENT ASSETS                            46,967      80,099    59,983
                                                  ========   =========  ========

                                                    49,064      81,248    60,720
                                                  ========   =========  ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE SEPARATE FINANCIAL
INFORMATION STATEMENT

                                     F - 3

                                                                      TEFRON LTD

DETAILS OF FINANCIAL DATA FROM THE COMPANY'S CONSOLIDATED BALANCE SHEET
--------------------------------------------------------------------------------

                                                   AS AT             AS AT
                                                  MARCH 31         DECEMBER 31
                                           ---------------------    --------
                                             2010         2009        2009
                                           --------     --------    --------
                                                 UNAUDITED           AUDITED
                                           ---------------------    --------
                                                  DOLLAR IN THOUSANDS
                                           ---------------------------------

CURRENT LIABILITIES
Short-term credit from banks                    524        9,985      13,252
Trade payables                                  254           --         163
OTHER CURRENT LIABILITIES                       477        2,017         310
                                           --------     --------    --------
TOTAL CURRENT LIABILITIES                     1,255       12,002      13,725
                                           --------     --------    --------

NON CURRENT LIABILITIES
Long-term loans from bank                        --        5,553          --
                                           --------     --------    --------
TOTAL NON CURRENT LIABILITIES                    --        5,553          --
                                           --------     --------    --------

EQUITY ATTRIBUTABLE TO HOLDERS OF THE
  PARENT
Share capital                                10,351        7,518       7,518
Additional paid-in capital                  108,782      107,161     107,522
Accumulated deficit                         (63,920)     (43,594)    (60,666)
Treasury shares                              (7,408)      (7,408)     (7,408)
Other capital reserve                             4           16          29
                                           --------     --------    --------
TOTAL CAPITAL                                47,809       63,693      46,995

                                             49,064       81,248      60,720
                                           ========     ========    ========

   MAY 20, 2010
-----------------       ---------------        -------------      -----------
 DATE OF APPROVAL        YAAKOV GELBARD         AMIT MERIDOR       ERAN ROTEM
 OF THE FINANCIAL       CHAIRMAN OF THE             CEO               CFO
    STATEMENTS        BOARD OF  DIRECTORS

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE SEPARATE FINANCIAL
INFORMATION STATEMENT

                                     F - 4

                                                                      TEFRON LTD

DETAILS OF FINANCIAL DATA FROM THE COMPANY'S CONSOLIDATED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

                                                              FOR THE         FOR THE
                                                           3 MONTHS ENDED    YEAR ENDED
                                                              MARCH 31       DECEMBER 31
                                                          -----------------   --------
                                                            2010      2009      2009
                                                          -------   -------   --------
                                                              UNAUDITED        AUDITED
                                                          -----------------   --------
                                                               DOLLAR IN THOUSANDS
                                                          ----------------------------

General and administrative expenses                           411       221      1,382
                                                          -------   -------   --------

Operating loss                                               (411)     (221)    (1,382)

Financial income                                               49        --         --
Financial expenses                                             46       377      1,907
The Group's share in losses of subsidiaries                 2,958     1,315     16,402
                                                          -------   -------   --------

Loss before income taxes                                   (3,366)   (1,913)   (19,691)
Tax benefit                                                   112     2,058      2,298
                                                          -------   -------   --------

Net income (loss) relating to the Company's shareholders   (3,254)      145    (17,393)
                                                          =======   =======   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE SEPARATE FINANCIAL
INFORMATION STATEMENT

                                     F - 5

                                                                      TEFRON LTD

DETAILS OF FINANCIAL DATA FROM THE COMPANY'S CONSOLIDATED STATEMENTS OF
COMPREHENSIVE INCOME
--------------------------------------------------------------------------------

                                                               FOR THE         FOR THE
                                                           3 MONTHS ENDED     YEAR ENDED
                                                               MARCH 31       DECEMBER 31
                                                           ----------------   ---------
                                                             2010     2009       2009
                                                           -------   ------   ---------
                                                               UNAUDITED       AUDITED
                                                           ----------------   ---------
                                                                DOLLAR IN THOUSANDS
                                                           ----------------------------

Net income (loss) relating to the Company                   (3,254)     145     (17,393)
                                                           -------   ------   ---------

Other comprehensive income (loss) relating to the Company
(after the tax effect):

Realized gain from cash flow hedges, net                        --      (44)        (13)
Unrealized loss from cash flow hedges, net                      --     (512)         --
Unrealized gain (loss) from short - term investment             --      302         (86)
Actuarial loss from a defined benefit plans                     --       --         (17)
                                                           -------   ------   ---------

Total other comprehensive loss relating to the Company          --     (254)       (116)
                                                           -------   ------   ---------

Other comprehensive income (loss) relating to
subsidiaries (after the tax effect)                           (215)      --         588
                                                           =======   ======   =========

Total comprehensive loss relating to the Company            (3,469)    (109)    (16,921)
                                                           =======   ======   =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE SEPARATE FINANCIAL
INFORMATION STATEMENT

                                     F - 6

                                                                      TEFRON LTD

DETAILS OF FINANCIAL DATA FROM THE COMPANY'S CONSOLIDATED STATEMENTS OF CASH
FLOWS RELATING TO THE COMPANY
--------------------------------------------------------------------------------

                                                                         FOR THE        FOR THE
                                                                      3 MONTHS ENDED   YEAR ENDED
                                                                         MARCH 31      DECEMBER 31
                                                                    -----------------   --------
                                                                      2010      2009      2009
                                                                    -------   -------   --------
                                                                        UNAUDITED        AUDITED
                                                                    -----------------   --------
                                                                         DOLLAR IN THOUSANDS
                                                                    ----------------------------

CASH FLOWS FROM OPERATING ACTIVITIES

Net income (loss) relating to the Company                            (3,254)      145    (17,393)
                                                                    -------   -------   --------

RECONCILIATIONS REQUIRED TO PRESENT CASH FLOWS FROM THE COMPANY'S
OPERATING ACTIVITIES:

RECONCILIATIONS TO THE ITEMS OF THE COMPANY'S STATEMENT OF INCOME:

Depreciation of property, plant and equipment and intangible
assets                                                                   35        36        140
Cost of a share-based payment                                            70        57        171
Deferred taxes, net                                                     (84)   (2,321)    (2,407)
Change in employee benefit liabilities, net                              --      (590)        --
The Company's share in losses of subsidiaries                         2,958     1,315     16,402
                                                                    -------   -------   --------
                                                                      2,979    (1,503)    14,306
                                                                    -------   -------   --------

CHANGES IN ITEMS OF THE COMPANY'S ASSETS AND LIABILITIES:

Increase in other receivables                                          (357)     (130)        --
Increase (decrease) in trade payables                                    91      (163)        --
Decrease in other payables                                              357     1,151         --
                                                                    -------   -------   --------

                                                                         91       858         --
                                                                    =======   =======   ========

Net cash used for operating activities of the Company                  (184)     (500)    (3,087)
                                                                    =======   =======   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE SEPARATE FINANCIAL
INFORMATION STATEMENT

                                     F - 7

                                                                      TEFRON LTD

DETAILS OF FINANCIAL DATA FROM THE COMPANY'S CONSOLIDATED STATEMENTS OF CASH
FLOWS RELATING TO THE COMPANY
--------------------------------------------------------------------------------

                                                                          FOR THE         FOR THE
                                                                      3 MONTHS ENDED     YEAR ENDED
                                                                          MARCH 31       DECEMBER 31
                                                                    -------------------   --------
                                                                      2010       2009       2009
                                                                    --------   --------   --------
                                                                         UNAUDITED         AUDITED
                                                                    -------------------   --------
                                                                          DOLLAR IN THOUSANDS
                                                                    ------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES

Investment in subsidiaries                                               215         --       (588)
                                                                    --------   --------   --------
Net cash provided by (used for) the Company's investing activities       215         --       (588)
                                                                    --------   --------   --------

CASH FLOWS FROM FINANCING ACTIVITIES

Short-term bank credit, net                                          (12,728)       720        253
Repayment of long-term loans                                              --       (607)    (2,426)
Collection (granting) of loans to subsidiaries, net                   10,105        337      5,798
Proceeds from the issue of rights, net                                 3,813         --         --
                                                                    --------   --------   --------

Net cash provided by the Company's financing activities                1,187        450      3,625
                                                                    ========   ========   ========

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       1,218        (50)       (50)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                 --         50         50
                                                                    --------   --------   --------
BALANCE OF CASH AND CASH EQUIVALENTS AT END OF YEAR                    1,218         --         --
                                                                    --------   --------   --------

(A) TRANSFER OF ASSETS TO A SUBSIDIARY NOT IN CASH
     Assets and liabilities transferred to a subsidiary
         on January 1, 2009:
     Trade receivables                                                    --     (5,315)    (5,315)
     Other receivables                                                    --     (2,210)    (2,210)
     Inventory                                                            --     (3,551)    (3,551)
     Current balances with subsidiaries                                   --     14,132     14,132
     Fixed assets, net                                                    --    (12,229)   (12,229)
     Intangible assets, net                                               --       (239)      (239)
     Trade payables                                                       --      5,195      5,195
     Other payables                                                       --      2,679      2,679
     Liabilities for benefits to employees, net                           --        229        229
     Long-term payables to institutions                                   --      1,309      1,309
                                                                    --------   --------   --------

                                                                          --         --         --
                                                                    ========   ========   ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THE SEPARATE FINANCIAL
INFORMATION STATEMENT

                                     F - 8

                                                                      TEFRON LTD

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

NOTE 1 - GENERAL

a.    These financial statements were prepared in a condensed format, as at
      March 31, 2010 and for the period of three months then ended (hereinafter
      - Statements of Separate Interim Financial Information). These statements should be studied in conjunction with the Company's financial statements of separate financial information as at December 31, 2009 and for the year then ended, and the notes accompanying them (hereinafter - Annual
      Statements of Separate Financial Information).

b.    The Company has losses of 3,254 thousand dollars for the three months period ended March 31, 2010. Moreover, during the three months ended March
      31, 2010, the Group had negative cash flows from operating activities of
      184 thousand dollars.

      Due to the global economic crisis, the decline in demand and the continuing accumulation of significant losses, the Company requires additional financing sources. During March 2010, through an issue of rights to shareholders and a private placement to Norfet, or anyone on its behalf, as mentioned in Note 4c, the Company raised a gross total of 4 million dollars. In addition, on March 2, 2010, the Company signed an agreement with the banks regarding the reorganization of credit lines and new undertakings to the banks, as detailed in Note 4b. Furthermore, the
      Company is examining off-bank financing possibilities such as the start of working with factoring companies which would enable obtaining advances on customers payments.

      Should the Company not meet its financial covenants and should the banks request making the bank credit immediately payable, then there are liable to be serious difficulties in raising financing from other sources, and there are doubts regarding the continued existence of the Company as a
      "going concern".

NOTE 2 - SIGNIFICANT ACCOUNTING PRINCIPLES

The significant accounting principles implemented in order to present these financial data were detailed in Note 2 of the consolidated statements.

                                     F - 9

                                                                      TEFRON LTD

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT

A.    THE APPOINTMENT OF A NEW CEO

      1.    On January 17, 2010, the Company Board of Directors approved the
            Company's engagement in the employment contract with the Company incoming CEO, Mr. Amit Meridor, as from January 21, 2010.

      2.    SHARE-BASED PAYMENT COST

            On January 17, 2010, the Company's Board of Directors approved, further to the approval of the Company's Audit Committee, a grant of
            100,000 option warrants which can be exercised to 100,000 ordinary shares of NIS 10 par value each to the Company's CEO. The allotment of the option warrants to the CEO was done in accordance with the options plan for the Company's employees, officers and consultants, which was approved by the Company's Board of Directors in September
            1997 and as amended in January 2003. The entitlement to exercise the options occurs over a three-year period from the date of the start of the employment of the CEO and expires ten years after the granting. The market value of the Company's share on the date of granting was 4.0 dollars. The exercise price of the option warrants was set at an amount of 3.80 dollars; therefore, during the period of report, the Company recorded expenses of 23 thousand dollars which are presented in general and administrative expenses.

            The following are data used for measuring the fair value of the options per shares:

            Dividend yield for the share (%)                                 0.0
            Expected fluctuations in the share prices (%)                   53.2
            Rate of interest without risk (%)                                2.6
            The forecasted lifespan of the options for shares (years)          6
            Weighted average of the share prices (dollars)                   5.1

B.    FINAL AGREEMENT WITH THE BANKS THAT FINANCE THE COMPANY RELATING TO THE
      COMPANY'S CREDIT LINES

      On March 2, 2010, the Company signed a final agreement with the banks which includes a reorganization of the credit financing that the banks provide the Company. The following is a summary of the main provisions of the signed agreement:

      The credit frameworks which will be provided in favor of the Company will be divided into the following loans and credit lines:

      1.    LOAN A'

            The principal of Loan A' will be for a total amount of 15,000,000 dollars will be provided by the banks for a ten-year period. The interest on Loan A' will be paid quarterly and the principal of Loan
            A' will be repaid in three equal installments of 1,250,000 dollars each, as from the end of the seventh, eighth, and ninth year after the date of providing the loan.

            The balance of 11,250,000 dollars will be repaid at the end of the tenth year after the date of providing Loan A', pro rata between the banks.

                                     F - 10

                                                                      TEFRON LTD

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.    FINAL AGREEMENT WITH THE BANKS THAT FINANCE THE COMPANY RELATING TO THE
      COMPANY'S CREDIT LINES (CONTD.)

      1.    LOAN A' (contd.)

            EARLY REPAYMENT OF LOAN A'

            The Company will make an early repayment of the unpaid balance of
            Loan A', fully or partly, in those cases conditions and dates as detailed below:

            (1)   Future raising of capital - in every case where the Company will raise capital, then a total comprising 50% (fifty
                  percent) of the net consideration from raising of capital will be used make an early repayment.

            (2)   Sale of assets - in every case where the Company will sell an asset, not in the normal course of business, then the full net consideration from the sale of the asset will be used to make an early repayment.

            (3)   Surplus cash flows - in every case where the total surplus cash flows, according to the financial statements, will exceed an amount set at 8,000,000 dollars, then the total comprising
                  50% of the difference between the surplus cash flows and the said total will be used to make an early repayment, according to the determining ratio, on account of the last payment of
                  Loan A'.

            "Surplus cash flows" - the Company's total EBITDA according to the financial statements, in every calendar year, less: (a) total interest costs of the companies for that calendar year; and (b) the total investment that the Company made in the framework of its operations and the current maintenance for that calendar year
            (hereinafter: "current investments"). The companies will make current investments, including in the normal course of business, of an annual accumulated amount, for every company, exceeding 2,000 thousand dollars.

      2.    LOAN B'

            The principal of Loan B' will be a total amount of 5,000,000 dollars which will be provided by the banks for a six-year period. The interest will be paid quarterly and the principal will be repaid in four equal installments of 1,250,000 dollars, each, at the end of each of the third, fourth, fifth, and sixth years after the provision of Loan B' by the banks.

      3.    SHORT-TERM FRAMEWORKS (IN ADDITION TO LOANS A' AND B')

            The banks will provide the Company with short-term credit frameworks of up to a year for a total amount of 8,950,000 dollars, under the following conditions:

                                     F - 11

                                                                      TEFRON LTD

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.    FINAL AGREEMENT WITH THE BANKS THAT FINANCE THE COMPANY RELATING TO THE
      COMPANY'S CREDIT LINES (CONTD.)

      4.    INFUSION OF CAPITAL

            The Company undertook to make an issue of rights and/or a private placement of shares, in the framework of which an amount of not less than 4,000,000 dollars (less expenses) will be invested in the
            Company's shareholders' equity, and this by March 31, 2010.

            Correct as of March 28, 2010, the Company completed the issue of rights and a private placement to Norfet and/or anyone on its behalf, in the framework of which it raised 4 million dollars.

      5.    PROVIDING ADDITIONAL CREDIT FRAMEWORKS

            Subject to completing the infusion of capital, fully and in due time, the banks will provide the Company with additional short-term credit lines for a total amount of 1,800,000 dollars.

      6.    ADDITIONAL UNDERTAKINGS

            In addition to the collateral and the undertakings and agreements, the Company undertook, inter alia, that as long as Loan A' and Loan
            B' have not yet fully repaid to the banks, it will not pay nor undertake to pay any dividends to its shareholders without the banks' prior written agreements.

            CAPITAL BENEFIT

            The Company undertook to allot to the banks, gratis, not later than the end of 30 days from the date of signing the agreement a total quantity of 100,000 option warrants which can be exercised to
            100,000 ordinary shares of NIS 10 par value each of the Company, against a payment of an exercise price of 4.50 dollars for every share. The option warrants can be exercised (fully or partly) for a
            48-month period from the date of signing the agreement. A benefit of
            210 thousand dollars was presented in the financial statements.
            Correct as of the date of approving the financial statements, the allotment of the options has not yet been made.

            FINANCIAL COVENANTS

            The banks gave their consent not to activate their rights vis-a-vis the Company due to the Company's expectation not to meet the financial covenants that it undertook to meet in 2009, according to
            Tefron's financial statements of December 31, 2009 only

                                     F - 12

                                                                      TEFRON LTD

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

B.    FINAL AGREEMENT WITH THE BANKS WHICH FINANCE THE COMPANY RELATING TO THE
      COMPANY'S CREDIT LINES (CONTD.)

      6.    ADDITIONAL UNDERTAKINGS (contd.)

            FINANCIAL COVENANTS (contd.)

            In addition, in 2010 the Company undertook to meet at all time all the financial covenants and undertakings, as detailed below:

            1)    According to the Company's consolidated financial statements for 2010, the Company's EBITDA will be positive; and

            2)    According to the Company's consolidated financial statements
                  (quarterly and annual) the Company's shareholders' equity will not be less than 35 million dollars; and

            3)    According to the Company's consolidated financial statements
                  (quarterly and annual), the total amount of cash balances, inventories, and receivables will not be less than 33 million dollars; and

            4)    According to the Company's consolidated financial statements
                  (quarterly and annual), the Company's receivable balances will not be less than 9 million dollars;

            5)    The CEO and Chairman of the Board in any of the companies of the Tefron Group will not earn a salary exceeding the CEO's salary or that of the Board, whichever relevant, in a relevant company, as exists on the date of signing the agreement, plus linkage difference to the consumer price index.

            By November 30, 2010, the companies and the banks will agree among themselves what are the additional financial covenants and undertakings, including relating to the restriction of salaries of officers of the Company, which the Company must meet as from January
            1, 2011. Should the companies and the bank not reach such an agreement by November 30, 2011, the companies must meet the financial covenants they undertook to meet prior to the date of signing the agreement. Up to December 31, 2009, the banks' credit agreement included financial covenants which contain maintaining the following financial ratios:

            1.    Shareholders' equity of not less than 40 million dollars.

            2.    Rate of shareholders' equity to the total balance sheet will not be less than 20%.

            3.    The ratio between the Company's total liabilities to banks and
                  EBITDA will not exceed 9.5.

            According to the provisions of IAS 39, the Company has examined whether the conditions of the various new debt arrangements are significantly different from the original financial undertakings.
            The changes in the conditions were insignificant and therefore the
            Company did not make any change in the value of its financial liabilities in the books on the date of the change.

                                     F - 13

                                                                      TEFRON LTD

ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

C.    ISSUE OF RIGHTS PROSPECTUS, A SHELF PROSPECTUS AND A PRIVATE PLACEMENT

      On February 26, 2010, the Company published a prospectus for issuing rights to the Securities Exchange Commission in the US, and a prospectus for issuing rights to the Securities Authority and to the Tel Aviv Stock
      Exchange. In the prospectus, the Company published an offer to the public by way of rights of 1,578,975 ordinary shares, of a nominal value of NIS
      10 each of the Company, offered at a price of 3.80 dollars per share. The shares were offered by way of rights to the Company's shareholders, according to the ratio of 1 credit unit for every 1.406 shares.

      After Norfet announced to the Company that it was unable to participate in the issue of rights due to regulatory constraints, the Company chose to raise this amount through combined steps of issuing rights and carrying out a supplementary private placement to Norfet and/or anyone on its behalf (hereinafter: "Norfet"), where Norfet undertook to invest in the
      Company against an allotment of a private placement of shares, an amount which will supplement the total raising amount of the Company in the framework of the issue of rights and the allotment of a private placement to Norfet, to 4 (four) million dollars.

      In the framework of the issue of rights, the Company raised an amount of
      2,867 thousand US dollars from its shareholders against the allotment
      754,384 ordinary shares of the Company. In the framework of the private placement, the Company raised an additional amount of 1,133 thousand US dollars. During March 2010, the Company raised a total gross amount of 4 million dollars.

      Furthermore, in February 26, 2010, the Company published a shelf prospectus of:

      (a)   Up to 3,000,000 ordinary shares of NIS 10 par value each of the
            Company;

      (b)   Up to 10 series of convertible bonds, where each of the series of these bonds will have a total par value of NIS 500,000,000 and which are repayable in one payment or in a number of equal installments;

      (c)   Up to 10 series of option warrants, where each of the series of these option warrants will include not more than 3,000,000 option warrants which can be exercised in such a way that each option warrant can be exercised to 1 ordinary share of NIS 10 par value of the Company against a cash payment of the exercise price linked to the index;

      (d)   Up to 10 series of option warrants, where each of the series of these option warrants will include not more than 200,000,000 option warrants which can be exercised in such a way that every option warrant can be exercised to NIS 100 par value of bonds of Series A'
            to K' of the Company, against a cash payment of the exercise price linked to the consumer price index; and of -

      (e)   Up to 10 series of marketable securities (Series 1 to 10) where each of these marketable securities will have a par value of NIS
            500,000,000 which are repayable in one or more payments.

                                     F - 14

                                                                      TEFRON LTD

ADDITIONAL INFORMATION
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NOTE 3 - SIGNIFICANT EVENTS DURING THE PERIOD OF REPORT (CONTD.)

D.    THE LEASE AGREEMENT WITH RIT 1

      On March 21, 2010, the Company signed an agreement with RIT 1 Ltd.
      (hereinafter: "RIT 1") which is the owner of rights in three industrial buildings in the industrial area of Teradion (hereinafter: "the buildings"), in which the Company's plants and offices are located.
      According to the agreement, the Company will pay the full debt to RIT 1, will vacate the head office building and will continue to lease the 1 and
      2 high-tech buildings by December 31, 2019.

                                     F - 15